Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AFFINION GROUP HOLDINGS, INC.

(solely with respect to Section 1.8 and Article VII)

AFFINION GROUP, INC.

PARKER HOLDINGS, LLC

PARKER MERGER SUB, INC.

AND

WEBLOYALTY HOLDINGS, INC.

JANUARY 14, 2011

i

3.3	Cooperation and Consents; Regulatory Approvals	35
3.4	Publicity	36
3.5	Access to Information; Confidentiality	37
3.6	Certain Notices	37
3.7	Takeover Laws	38
3.8	Tax Matters	38
3.9	Company Indebtedness	38
3.10	Certain Company Stockholders	38
3.11	Limitation on Remedies	38
3.12	Employee Benefits Matters.	38

ARTICLE IV CONDITIONS TO CONSUMMATION OF THE MERGER		39
4.1	Conditions to Each Party’s Obligation to Effect the Merger	39
4.2	Conditions to the Obligations of the Company	40
4.3	Conditions to the Obligations of Parent and Merger Sub	40
4.4	Frustration of Closing Conditions	41

ARTICLE V TERMINATION		42
5.1	Termination of Agreement	42
5.2	Effect of Termination	43
5.3	Fees and Expenses	43
5.4	Amendment or Supplement	43
5.5	Extension of Time; Waiver	43

ARTICLE VI DEFINITIONS		44

ARTICLE VII MISCELLANEOUS		54
7.1	Treatment of Parent	54
7.2	Nonsurvival	54
7.3	Notices	55
7.4	Interpretation	56
7.5	Entire Agreement	56
7.6	Parties in Interest	56
7.7	Governing Law	56
7.8	Submission to Jurisdiction	56
7.9	Assignment; Successors	57
7.10	Enforcement	57
7.11	Currency	57
7.12	Severability	57
7.13	Waiver of Jury Trial	57
7.14	No Recourse	58
7.15	Counterparts	58
7.16	Facsimile Signature	58
7.17	No Presumption Against Drafting Party	58

Exhibit A-1 – Form of Notice and Letter of Transmittal

Exhibit A-2 – Form of Company Warrant Notice of Cancellation

Exhibit B – Amended and Restated Certificate of Incorporation

ii

Exhibit C – Amended and Restated Bylaws

Exhibit D – Joinder to Management Investor Rights Agreement

Exhibit E – Securityholder Rights Agreement

Exhibit F – Amended and Restated Registration Rights Agreement

Exhibit G – Stockholders Agreement

Exhibit H – Amended and Restated Consulting Agreement

Exhibit I – Form of Parent Warrant

Company Disclosure Letter

Parent Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) entered into as of January 14th, 2011 by and among Affinion Group Holdings, Inc., a Delaware corporation (“Parent”), solely with respect to Section 1.8 and Article VII, Affinion Group, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Intermediate Parent”), Parker Holdings, LLC, a Delaware limited liability company and an indirect wholly-owned Subsidiary of Parent (“Merger Holdings”), Parker Merger Sub, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Merger Holdings (“Merger Sub,” and, together with Parent, Intermediate Parent and Merger Holdings, the “Affinion Parties”) and Webloyalty Holdings, Inc., a Delaware corporation (the “Company,” together with Merger Holdings, Merger Sub, and Intermediate Parent, collectively, the “Parties,” and each of the Parties individually, a “Party”).

RECITALS

WHEREAS, the board of directors (or similar body) of Parent, Intermediate Parent, Merger Holdings, Merger Sub and the Company has each determined that an acquisition of the Company by Merger Holdings is advisable, fair to and in the best interests of their respective companies and stockholders or members and, accordingly, have each approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in the Merger, (i) the shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”), (ii) the options to purchase shares of Company Common Stock granted under the Company Equity Plans whether vested or unvested (“Rollover Options”) will be converted into options to purchase shares of Parent Common Stock, (iii) the warrants to purchase shares of Company Common Stock (“Company Warrants”) will be converted into warrants to purchase Parent Common Stock and (iv) each award of restricted shares of Company Common Stock to the extent unvested (“Restricted Share Awards”) will be converted into an award of restricted shares of Parent Common Stock, in each case, as set forth herein;

WHEREAS, immediately prior to the Closing, holders of Company Preferred Stock will convert all shares of Company Preferred Stock into shares of Company Common Stock;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as set forth herein;

WHEREAS, the chief executive officer of the Company has entered into an employment agreement with Intermediate Parent concurrently with the execution of this Agreement, contingent and effective upon the Closing;

WHEREAS, the Parties and/or certain Persons controlling the Parties have previously made certain filings related to the Merger, including (i) certain Notification and Report Forms pursuant to Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and (ii) a Form A Statement Regarding Acquisition of Control of Safecard Insurance Services Company as required by the Commissioner of Insurance of the State of North Dakota (the “Insurance Commissioner”); and

WHEREAS, for U.S. Federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified (the “Code”), that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and that Parent, Intermediate Parent, Merger Sub and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall merge with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Merger Holdings.

1.2 The Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on the date hereof, following the satisfaction or waiver of the conditions set forth in Article IV (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, New York, unless another date, time or place is agreed to in writing between Intermediate Parent (on behalf of itself and the other Affinion Parties) and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Intermediate Parent (on behalf of itself and the other Affinion Parties) and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of the Company, in order to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein (the “Transactions”).

1.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the rights, privileges, powers, franchises of and all property, real, personal and mixed, and all debts due on whatever account, including for stock subscriptions, as well as all other things in action or belonging to the Company and Merger Sub shall be vested in the Surviving Corporation; and all debts, liabilities and duties of the Company and Merger Sub shall attach to and may be enforced against the Surviving Corporation.

1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or any Party or the holder of any of the following securities:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares which are subject to Section 1.7) shall be cancelled and converted into and represent the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Common Ratio.

(b) Each Rollover Option outstanding immediately prior to the Effective Time shall be cancelled and converted into an option to purchase shares of Parent Common Stock (a “Parent Option”) on the same terms and conditions as were applicable under such Rollover Option but adjusted such that the number of shares of Parent Common Stock subject to each Parent Option shall be the number of shares of Company Common Stock subject to each such Rollover Option multiplied by the Exchange Ratio, rounded down to the nearest whole share of Parent Common Stock, and such Parent Option shall have an exercise price per share equal to the per share exercise price specified in such Rollover Option divided by the Exchange Ratio, rounded up to the nearest cent. Effective prior to or simultaneously with the execution of this Agreement, the Company and the board of directors of the Company, as applicable, shall have passed such resolutions for the treatment of Rollover Options as contemplated by the provisions of this Section 1.6(b) and to ensure that, notwithstanding anything to the contrary, following the Effective Time, no service provider of the Company or any member of its Group shall have any right to acquire any securities of the Company, the Surviving Corporation or any Subsidiary thereof or to receive any payment, right or benefit with respect to any award previously granted under the Company Equity Plans or any individual award agreement or otherwise) except the right to receive the consideration as provided in this Section 1.6(b). Notwithstanding the foregoing, the adjustments provided in this Section 1.6 (b) with respect to any Rollover Options to which Section 409A or 421(a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 409A and 424(a) of the Code, respectively.

(c) Each Company Warrant outstanding immediately prior to the Effective Time shall be cancelled and converted into a warrant to purchase shares of Parent Common Stock in the form attached as Exhibit I (a “Parent Warrant”), adjusted such that the number of shares of Parent Common Stock subject to each Parent Warrant shall be the number of shares of

Company Common Stock subject to each such Company Warrant multiplied by the Exchange Ratio, rounded down to the nearest whole share of Parent Common Stock, and such Parent Warrant shall have an exercise price per share equal to the per share exercise price specified in such Company Warrant divided by the Exchange Ratio, rounded up to the nearest cent.

(d) Each Restricted Share Award outstanding immediately prior to the Effective Time shall be cancelled and converted into an award (a “Converted Restricted Share Award”) with respect to a number of shares of Parent Common Stock equal to the product of (i) the aggregate number of shares of Company Common Stock subject to such Restricted Share Award, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. All Converted Restricted Share Awards shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Equity Plan (and/or any other agreement to which such Converted Restricted Share Award was subject immediately prior to the Effective Time) except as otherwise provided herein.

(e) Intermediate Parent shall have caused Parent to have reserved for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to the Parent Options or other Parent stock-based awards as a result of the actions contemplated by Section 1.6(b) and Section 1.6(d). The board of directors of Parent, or its Compensation Committee, as applicable, shall have taken all corporate actions and adopted resolutions as may be necessary or appropriate such that, upon the Effective Time, each Rollover Option, Company Warrant and Converted Restricted Share Award is treated in accordance with Section 1.6(b), Section 1.6(c) or Section 1.6(d), as the case may be. Notwithstanding the foregoing, the actions taken by the board of directors of Parent, or its Compensation Committee, as applicable, to effect the adjustments provided in Section 1.6(b) with respect to any Rollover Options to which Section 409A or 421(a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 409A and 424(a) of the Code, respectively.

(f) Each share of convertible preferred stock of the Company, par value $0.01 per share (“Company Preferred Stock”), and Company Common Stock held in the Company’s treasury or otherwise owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Effective Time (other than any such shares held on behalf of third parties) shall be cancelled and retired and shall cease to exist without payment of any consideration therefor.

(g) Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one share of common stock of the Surviving Corporation, par value $0.01 per share (“Surviving Corporation Common Stock”).

(h) If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Parent Common Stock or Company Common Stock, or securities convertible into or exchangeable into or exercisable for shares of Parent Common Stock or Company Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Exchange Ratio shall be equitably adjusted, without duplication, to reflect such change.

1.7 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive shares of Parent Common Stock at the Effective Time in accordance with Section 1.6(a) unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect such appraisal right in accordance with the DGCL or withdraws or otherwise loses any such right to appraisal, then each such share of Company Common Stock owned by such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, shares of Parent Common Stock in accordance with Section 1.6(a). The Company shall serve prompt notice to Intermediate Parent of any demands for appraisal of any Shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and, prior to the Effective Time, Intermediate Parent shall have the reasonable right to participate in, and after the Effective Time, Intermediate Parent shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Intermediate Parent or as required under the DGCL, make any payment with respect to any demands for appraisal, or settle or offer to settle, any such demands.

1.8	Exchange of Shares and Warrants.

(a) Parent and Merger Sub hereby appoint Intermediate Parent to act as agent for the stockholders of the Company in connection with the Merger to exchange stock certificates that, immediately prior to the Effective Time, represented shares of Company Common Stock and warrant certificates that, immediately prior to the Effective Time, represented Company Warrants (collectively, “Certificates”). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with Intermediate Parent cash and stock certificates (issued in the name of Intermediate Parent or its nominee) representing shares of Parent Common Stock and warrant certificates representing Parent Warrants, necessary to pay the Merger Consideration (as defined below) to each holder of shares of Company Common Stock and Company Warrants. The Surviving Corporation shall pay all charges and expenses related to this Section 1.8.

(b) As soon as practicable after the Effective Time, Intermediate Parent shall send a notice and a transmittal form or notice of cancellation form in the forms attached hereto as Exhibit A-1 and Exhibit A-2, as applicable, to each former holder of a Certificate advising such holder of the effectiveness of the Merger and the procedure for surrendering to Intermediate Parent such holder’s shares of Company Common Stock or Company Warrants in exchange for the Merger Consideration to which such holder is entitled. Each holder of a Certificate, upon proper surrender thereof to Intermediate Parent in accordance, in all material respects, with the instructions in such notice, shall be entitled to receive in exchange therefor (subject to any Tax required to be withheld) a number of shares of Parent Common Stock as set forth in Section 1.6(a) or Parent Warrants as set forth in Section 1.6(c), as applicable, less any fractional shares to which such holder would otherwise be entitled, plus cash in lieu of any fractional shares, as provided in Section 1.9 below (collectively, such holder’s “Merger Consideration”). Until properly surrendered, each such Certificate shall be deemed for all purposes to evidence only the right to receive the Merger Consideration. Subject to Section 1.8(d) below, holders of Certificates shall not be entitled to receive the Merger Consideration to which they would otherwise be entitled until such Certificates are properly surrendered.

(c) If any shares of Parent Common Stock or Parent Warrants are to be issued in the name of a Person other than the Person in whose name the Certificate surrendered or cancelled in exchange therefor is registered, it shall be a condition to the issuance of such shares or warrants, as the case may be, that (i) the Certificate so surrendered or cancelled shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers or other instrument of transfer, and (ii) the Person requesting such transfer shall pay to Intermediate Parent any transfer or other Tax payable by reason of the foregoing or establish to the satisfaction of the Intermediate Parent that all such Tax has been paid or are not required to be paid. Notwithstanding the foregoing, neither Intermediate Parent nor any other Party shall be liable to a former holder of shares of Company Common Stock or Company Warrants for any shares or warrants issuable to such holder pursuant to this Article I that are delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which affidavit shall be reasonably acceptable to Intermediate Parent, Intermediate Parent shall issue in exchange for such lost, stolen or destroyed Certificate, such holder’s Merger Consideration corresponding to the lost Certificate.

1.9 Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued to former holders of shares of Company Common Stock upon the surrender for exchange of Certificates, and the former holders of shares of Company Common Stock shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any such fractional shares. In lieu of any fractional shares that would have otherwise been issued, each former holder of shares of Company Common Stock that would have been entitled to receive a fractional share of Parent Common Stock shall, upon proper surrender of such Person’s Certificate(s), receive a cash payment equal to the product of (i) $12.63, multiplied by (ii) the fraction of a share of Parent Common Stock that such former holder of shares of Company Common Stock would otherwise be entitled to receive, subject to equitable adjustment in the event of any change in the number of outstanding shares of Parent Common Stock or Company Common Stock, or securities convertible into or exchangeable into or exercisable for shares of Parent Common Stock or Company Common Stock as a result of any reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date between the date of this Agreement and the Effective Time, merger or other similar transaction affecting shares of Parent Common Stock and in each case, occurring between the date of this Agreement and the Effective Time.

1.10 Withholding. The Surviving Corporation or Intermediate Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of shares of Company Common Stock, or otherwise pursuant to this Agreement such amounts as the Surviving Corporation or Intermediate Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Law related to Tax. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Surviving Corporation or Intermediate Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.11	Certificate of Incorporation and Bylaws.

(a) The certificate of incorporation of the Company (as it shall be amended and restated at the Effective Time in the form attached hereto as Exhibit B, and as it may be further amended, modified or supplemented from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the Company and Intermediate Parent (on behalf of itself and the other Affinion Parties) in accordance with the provisions thereof and applicable Law) shall be the certificate of incorporation of the Surviving Corporation.

(b) The bylaws of Merger Sub (as they shall be amended and restated at the Effective Time in the form attached hereto as Exhibit C, and as they may be further amended, modified or supplemented from time to time after the date hereof and prior to the Effective Time by the mutual written agreement of the Company and Intermediate Parent (on behalf of itself and the other Affinion Parties) in accordance with the provisions thereof and applicable Law) shall be the bylaws of the Surviving Corporation.

1.12	Board of Directors and Officers.

(a) From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b) From and after the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

1.13 No Further Rights. From and after the Effective Time, no Company capital stock shall be deemed to be outstanding except for the Surviving Corporation Common Stock, and holders of Certificates shall cease to have any rights with respect thereto, except as provided in this Agreement or by Law.

1.14 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company capital stock except for the Surviving Corporation Common Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Intermediate Parent, they shall be cancelled and exchanged for the Merger Consideration in accordance with this Article I and subject to applicable Law in the case of Dissenting Shares.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Except (i) as set forth in the disclosure letter delivered by either the Company or Intermediate Parent to the other Principal Entity immediately prior to the execution of this Agreement (such Party’s “Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of either Principal Entity’s Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), as the case may be, or (ii) in the case of Intermediate Parent, as set forth in the Qualifying SEC Documents, the Company represents and warrants to Intermediate Parent and Intermediate Parent represents and warrants to the Company as of the date hereof and as of the Closing Date, as follows (it being understood that any representation or warranty about any member of the Group of either Principal Entity shall only be deemed to be made by such Principal Entity):

2.1	Due Organization, etc.

(a) Each member of such Party’s Group is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation.

(b) Each member of its Group is duly authorized and qualified to do business under all applicable Laws, to own, lease and operate its respective properties and to carry on its respective business in the places and in the manner as now conducted. Section 2.1(b) of its Disclosure Letter contains a true, correct and complete list, in all material respects, of the jurisdiction of incorporation, organization or formation of each member of its Group and each jurisdiction in which each member of its Group is authorized or qualified to do business. Each member of its Group is in good standing in each jurisdiction in which it does business or the ownership or leasing of its respective properties makes such qualification necessary, except where the failure to be so authorized or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) No member of its Group is in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws (or similar organizational documents) in any material respect, and no condition exists or event has occurred that, with notice or lapse of time or both, reasonably would be expected to result in any such violation, conflict or default in any material respect.

2.2	Authorization; Validity.

(a) Each member of its Group has full legal right to operate its respective business as presently conducted in all material respects.

(b) Each member of its Group that is a party to this Agreement and that will be a party to any Ancillary Document has full legal right and all requisite power and authority to execute and deliver this Agreement and each such Ancillary Document to which it will be a party.

(c) Each member of its Group that is a party to this Agreement and that will be a party to any Ancillary Document has full legal right and all requisite power and authority to perform its obligations under this Agreement and each such Ancillary Document to which it will be a party, including to consummate the Transactions, except in the case of the consummation of the Merger, which in the case of the Company is subject to the adoption and approval of this Agreement by the holders of at least a majority in combined voting power of the Company’s outstanding shares of Company Common Stock and Company Preferred Stock (the “Stockholder Approval”).

(d) The execution, delivery and performance of this Agreement, including the consummation of the Transactions, have been duly authorized by each member of its Group who is a party to this Agreement, subject, in the case of the consummation of the Merger by the Company, to obtaining the Stockholder Approval, and the execution, delivery and performance of each Ancillary Document to which a member of its Group will be a party will be duly authorized by each member of its Group who is a party to each such Ancillary Document. No other corporate proceedings on the part of any member of its Group is necessary to approve this Agreement or any Ancillary Document or to consummate the Transactions, subject, in the case of the Merger, (i) to the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, and (ii) in the case of the Company, to obtaining the Stockholder Approval.

(e) This Agreement has been, and each Ancillary Document will be, duly executed and delivered by each member of its Group that is a party hereto and thereto, and assuming the due authorization, execution and delivery by the members of the Group of the other Principal Entity party hereto, constitutes, or will constitute, as the case may be, a valid and binding obligation of such Persons, enforceable against such Persons in accordance with its terms, subject, in the case of the consummation of the Merger by the Company, to obtaining the Stockholder Approval, and except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(f) In the case of the Company, its board of directors has approved the Merger and the Transactions and approved and declared advisable this Agreement and has resolved to recommend that the Company’s stockholders approve this Agreement and the Transactions. The Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger or the Transactions.

(g) In the case of Intermediate Parent, the board of directors or similar governing body of each Affinion Party has approved this Agreement. The board of directors of Merger Sub has (i) approved the Merger and the Transactions, (ii) approved and declared advisable this Agreement and (iii) resolved to recommend that its stockholders approve this Agreement and the Transactions. The adoption and approval of this Agreement by Merger Holdings in its capacity as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of any of the Affinion Parties necessary to approve this Agreement, the Merger or the Transactions.

2.3 No Conflicts; Third Party Consents. The execution, delivery and performance of all agreements and instruments contemplated by this Agreement by each member of its Group that is party to this Agreement, and the consummation of the Transactions do not and will not:

(a) conflict with, or result in a breach or violation of the certificate of incorporation or bylaws, or the equivalent organizational documents of, any member of its Group;

(b) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in Section 2.3(b) of its Disclosure Letter, conflict with, result in a breach or termination of, constitute a default (or an event that, with notice or lapse of time or both, would become a default), give any Person a right of termination, amendment, modification, cancellation, acceleration, suspension or revocation under, result in the loss of a material benefit under, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person, or require any consent, approval or authorization under, or filing with or notification to any Person (other than any Governmental Authority) under (i) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which any member of its Group is a party, by which any member of its Group or any of their respective properties are bound or (ii) any Benefit Plan of any member of its Group;

(c) result in the creation or imposition of any Lien on any properties or assets of any member of its Group, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(d) conflict with or violate any Law to which any member of its Group or any of their respective properties, rights or assets, or business, are subject or bound.

2.4 Governmental Consents. Except (i) for any required filings under the HSR Act, (ii) for any other required filings under any applicable Antitrust Laws as set forth in Section 2.4 of its Disclosure Letter, (iii) as required by the Insurance Commissioner, (iv) as required by the Financial Services Authority (the “FSA”), an independent non-governmental body constituted by the United Kingdom’s Financial Services and Markets Act 2000 (the “FSMA”), (v) filing of the Certificate of Merger with the Delaware Secretary of State, or (vi) such, approvals, Permits, filings or notifications which, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no consent, waiver, approval, order or authorization of or from, or registration, notification, declaration or filing with any Governmental Authority is required in connection with the execution, delivery or performance of this Agreement, including the consummation of the Transactions, by any member of its Group that is a party to this Agreement.

2.5	Capitalization; Subsidiaries.

(a) In the case of the Company, the authorized capital stock of the Company consists of (i) 97,500,000 shares of Company Common Stock and (ii) 2,000,000 shares of Company Preferred Stock. As of the date hereof, (A) 24,771,406 shares of Company Common Stock were issued and outstanding, (B) 1,031,406 shares of Company Common Stock were held in treasury, (C) 1,131,839 shares of Company Preferred Stock were outstanding, (D) 56,591,950 shares of Company Common Stock were reserved for issuance upon conversion of shares of Company Preferred Stock, (E) 3,778,912 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Rollover Options, (F) 1,779,953 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Company Warrants, and (G) 38,416 shares of Company Common Stock were subject to unvested Restricted Share Awards granted pursuant to the Company’s Equity Plans. Except, in the case of the Company, for shares of Company Common Stock that are subject to unvested Restricted Share Awards, there are no uncertificated shares of Company Common Stock or Company Preferred Stock.

(b) In the case of Intermediate Parent, the authorized capital stock of Parent consists of (i) 350,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of series A redeemable exchangeable preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the date hereof, (A) 59,696,488 shares of Parent Common Stock were issued and outstanding, (B) 211,615 shares of Parent Common Stock were held in treasury, (C) 29,893 shares of Parent Preferred Stock were outstanding, (D) 3,630,165 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding stock options granted pursuant to Parent’s 2005 Stock Incentive Plan and 1,688,100 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding stock options granted pursuant to Parent’s 2007 Stock Award Plan, (E) 4,437,170 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding Parent warrants, (F) no shares of Parent Common Stock were subject to unvested restricted stock awards granted pursuant to Parent’s 2007 Stock Award Plan (“Parent Restricted Share Awards”), and (G) 742,632 shares of Parent Common Stock were subject to grants of restricted stock units credited to participants under their accounts under Parent’s Amended and Restated 2010 Retention Award Program which provides for awards of restricted stock units under the 2007 Stock Award Plan. In the case of Intermediate Parent, between May 2010 and October 2010, Parent’s compensation committee approved grants of additional stock options to purchase 770,000 shares of Parent Common Stock under the 2007 Stock Award Plan. In the case of Intermediate Parent, these stock options have not yet been granted and will not be granted until a valuation of Parent Common Stock is made in accordance with the 2007 Stock Award Plan. Shares of Parent Common Stock have not yet been reserved for issuance upon exercise of such to be granted stock options.

(c) All the outstanding equity of each member of its Group is duly authorized, validly issued, fully paid and nonassessable, was issued free of preemptive rights and is free and clear of all Liens other than Permitted Liens (except (i) in the case of the Parent Common Stock and Parent Preferred Stock, which is free of all Liens and (ii) if any such failure to be free and clear would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). Except (A) as set forth in Section 2.5(c) of its Disclosure Letter, (B) in the case of the Company, the Company, and (C) in the case of Intermediate Parent, Parent, all of the outstanding ownership interests in each member of its Group are held by a member of its Group. Section 2.5(c) of its Disclosure Letter sets forth a true, correct and complete list of the type, class and number of all issued and outstanding securities of each member of its Group.

(d) In the case of Intermediate Parent, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share.

(e) Except as set forth above or in Sections 2.5(c) or 2.5(e) of its Disclosure Letter, and except in connection with the conversion of any convertible securities or the exercise of any options or warrants set forth in Sections 2.5(a) or 2.5(b) above, in each case after the date hereof, there (i) is no outstanding equity or other voting securities of any member of its Group, (ii) are no outstanding securities issued by any member of its Group that are convertible into or exchangeable for equity or voting securities, (iii) are no outstanding obligations of any member of its Group to repurchase, redeem or otherwise acquire any equity or voting securities or securities convertible into or exchangeable for equity or voting securities, and (iv) are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued equity of any member of its Group.

(f) Except as set forth in Section 2.5(f) of its Disclosure Letter, there are no voting trusts, proxies, agreements or understandings related to the registration, sale or transfer (including rights of first refusal, “co-sale” or “drag-along” rights), pre-emptive rights or other agreements or understandings to which any member of its Group or, to its knowledge, any security holder thereof is bound relating to any shares of capital stock or any other equity interest of any member of its Group.

(g) In the case of Intermediate Parent, all shares of Parent Common Stock when issued as Merger Consideration shall be duly authorized, validly issued, fully paid and nonassessable, and issued free of preemptive rights and free and clear of all Liens other than Liens imposed by applicable securities Laws or any Ancillary Document.

2.6	Complete Copies of Materials.

(a) It has delivered or made available in its Data Room to the other Principal Entity, true, correct and complete copies, in all material respects (or with respect to oral Contracts, written summaries of the same), of each Material Contract or Benefit Plan that is referred to in its Disclosure Letter, including all amendments, supplements and modifications thereto or waivers in effect thereunder as of the date hereof.

(b) In the case of the Company, it has delivered to Intermediate Parent or its counsel or made available in its Data Room, true, correct and complete copies of (i) a schedule summarizing any and all material membership programs, offered, promoted, or otherwise operated in connection with any member of its Group during the period from January 1, 2008 through November 15, 2010 (whether provided directly by any member of its Group or provided via or in connection with a business partner, collectively, “WL Programs”), (ii) (A) two enrollment pages and the associated banner advertisement for its top 20 Affinity Partners in the United States (determined by number of member enrollments) for the period from January 1, 2008 through May 31, 2009 and the enrollment pages and the associated banners for the period August 1, 2009 through November 17, 2009 from which 54.9% of all New York state residents enrolled during such period, (B) the banner advertisements (determined by number of member enrollments) for the period from January 13, 2010 through November 15, 2010 in the United States from which 43% of all new members in the United States enrolled during such period and all of the enrollment pages marketed during such period in the United States (the materials set forth in clauses (A) and (B) of this clause (ii), the “U.S. WL Marketing Materials”), (C) (i) all of the enrollment pages marketed in the United Kingdom from January 1, 2008 to November 15, 2010 and (ii) the banner advertisements (determined by number of member enrollments) for each calendar year for the period from January 1, 2008 through November 15, 2010 in the United Kingdom from which 62%, 36% and 34%of all new members in the United Kingdom enrolled during 2008, 2009 and for the period from January 1, 2010 through November 15, 2010, respectively, (D) (i) all of the enrollment pages marketed in the France from January 1, 2008 to November 15, 2010 and (ii) the banner advertisements (determined by number of member enrollments) for each calendar year for the period from January 1, 2008 through November 15, 2010 in France from which 95%, 73% and 41% of all new members in France enrolled during 2008, 2009 and for the period from January 1, 2010 through November 15, 2010, respectively, (E) (i) all of the enrollment pages marketed in the France from January 1, 2010 to November 15, 2010 and (ii) the banner advertisements (determined by number of member enrollments) for the period from January 1, 2010 through November 15, 2010 in Germany from which 98% of all new members in Germany enrolled during such period (the materials set forth in clauses (C), (D) and (E) of this clause (ii), the “Non-U.S. WL Marketing Materials,” and collectively with the U.S. WL Marketing Materials, the “WL Marketing Materials”), and (F) and examples of the regularly scheduled post enrollment email communications sent to members for the period from January 1, 2008 to November 15, 2010 in the United States, United Kingdom, France and Germany for those membership programs that represent over 90% of the all new member enrollments during such period (“WL Post Enrollment Pages”); (iii) a schedule of all Affinity Partners whose websites were utilized by the Company in promoting, soliciting the purchase of, or making offers related to the WL Programs during the period from January 1, 2008 through November 15, 2010, and (iv) any and all material current cancellation, refund, renewal and escalated complaint policies relevant to the WL Programs. In the case of the Company, since January 1, 2008, the Company has not distributed any banner advertisement, enrollment page, acknowledgement page or regularly scheduled post-join email communications that are materially different from the WL Marketing Materials and WL Post Enrollment Pages.

(c) In the case of Intermediate Parent, it has delivered to the Company or made available in its Data Room, true, correct and complete copies of (i) other than with respect to the AI Operations (as defined below) (A) a schedule summarizing any and all material products, services, and programs, including membership programs, offered, promoted, or otherwise operated in connection with any member of its Group since January 1, 2008 (whether provided directly by any member of its Group or provided via or in connection with a business partner, collectively, “AGI Programs”), (B) for each AGI Program, copies of the terms and conditions and examples of any and all “control” or materially different advertisements, promotions, solicitations and offers made on the Internet (including banner ads, web videos, sites, emails, audio recordings or overlays or mobile) utilized by any member of its Group within the last three years from which more than 2/3 of all enrollments during such period were generated (collectively, the “AGI Marketing Materials”), (C) a schedule of all Affinity Partners whose websites were utilized by the Company in promoting, soliciting the purchase of, or making offers related to the AGI Programs during the period from January 1, 2008 through November 15, 2010, and (D) any and all material current cancellation, refund, renewal and escalated complaint policies relevant to the AGI Programs, and (ii) with respect to the operations of Affinion International Limited and or its Subsidiaries in the United Kingdom, France, Germany, Denmark, Sweden and Norway (the “AI Operations”) (A) summaries or documents identifying or describing any and all material products, services, and programs, or types of each thereof, including membership programs or types thereof, currently offered by or on behalf of the AI Operations) (whether provided directly by any member of its Group or provided via a business partner, collectively, “AI AGI Programs”), (B) a summary of each material type of marketing activity used by the AI Operations and a copy of a typical, current sample of each such type of marketing activity, (C) a copy of a typical standard form contract (or terms and conditions) used for AI AGI Programs.

(d) It has delivered or made available in its Data Room to the other Principal Entity, true, correct and complete copies, in all material respects, of all material correspondence to or from any member of its Group related to card association chargebacks.

2.7	Financial Statements.

(a) In the case of Intermediate Parent, it has timely filed with the Securities Exchange Commission all reports, forms, schedules and statements required to be filed by it since January 1, 2008 (the “SEC Documents”), except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of their respective filing dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended or the Exchange Act of 1934, as amended, as the case may be, and the rules and regulations of the Securities Exchange Commission promulgated thereunder applicable to such SEC Documents. At the time they were filed, neither its Annual Report on Form 10-K for the year ended December 31, 2009 nor any SEC Documents filed thereafter contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein under applicable federal securities Laws in order to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

(b) It has delivered or made available in its Data Room to the other Principal Entity: (i) true, correct and complete copies of its, but in the case of Intermediate Parent, Parent’s, audited consolidated and combined balance sheets, statements of income and statements of cash flows as of December 31, 2009, December 31, 2008 and December 31, 2007 and for the years then ended, together with all related notes and schedules thereto and the reports thereon of its, but in the case of Intermediate Parent, Parent’s, independent auditors (collectively, “Audited Financial Statements”); and (ii) true, correct and complete copies of its, but in the case of Intermediate Parent, Parent’s, consolidated and combined unaudited balance sheet as of September 30, 2010 (a “Base Balance Sheet”) and its, but in the case of Intermediate Parent, Parent’s, statements of income and cash flows for the nine-month period then ended together with all related notes and schedules thereto (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, “Financial Statements”). Each of its Audited Financial Statements and Interim Financial Statements have been prepared consistently with business records and financial books and records (“Books and Records”) of it, but in the case of Intermediate Parent, Parent, that, in reasonable detail, accurately and fairly reflect its, but in the case of Intermediate Parent, Parent’s activities. The Financial Statements (including the notes thereto, if any) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, and fairly present in all material respects the consolidated and combined financial position, results of operations and cash flows of it, but in the case of Intermediate Parent, Parent, as of the dates, and for the periods, indicated thereon except, in the case of the Interim Financial Statements, for the omission of footnotes and for normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(c) Its Group maintains a system of internal accounting controls sufficient to provide reasonable assurances that its transactions are recorded as necessary to permit preparation of the Audited Financial Statements and Interim Financial Statements in conformity with past practices throughout the periods indicated.

(d) No member of its Group is liable for or subject to any Liability required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto, except for (i) those Liabilities reflected on the Financial Statements and not previously paid, discharged or disclosed, (ii) those Liabilities incurred since the date of the Base Balance Sheet in the Ordinary Course, that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) those Liabilities specifically disclosed in this Agreement or in Section 2.7(d) of its Disclosure Letter. Since the date of the Base Balance Sheet there are no loss contingencies not previously disclosed that would require accrual and/or disclosure in accordance with the provisions of Accounting Standards Codification Topic 450.

2.8 Bank Accounts. Section 2.8 of its Disclosure Letter sets forth a true, correct and complete list of (a) all bank accounts and safe deposit boxes of each member of its Group and all Persons who are signatories thereunder or who have access thereto, and (b) the names of all Persons holding general or special powers of attorney from any member of its Group and a summary of the terms thereof.

2.9	Permits.

(a) Each member of its Group owns or holds all Permits required to own, lease and operate its respective properties and for the conduct of its respective business as currently conducted, except those the absence or loss of any of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (“Material Permits”). Except as set forth in Section 2.9(a) of its Disclosure Letter, no member of its Group requires any Permit relating to the administration, underwriting, solicitation or sale of: (i) insurance products or the conduct of the business of insurance, (ii) motor club memberships or (iii) service contracts or extended warranties with respect to automobiles, homes or consumer products in any jurisdiction.

(b)(i) Section 2.9(b)(i) of its Disclosure Letter sets forth a true, correct and complete list of each Material Permit of each member of its Group. (ii) Its Material Permits are valid, and no suspension, cancellation, modification, revocation or nonrenewal of any such Material Permit is pending or, to its knowledge, threatened. (iii) Except as set forth on Section 2.9(b)(iii) of its Disclosure Letter, no Person other than any member of its Group owns or has any proprietary, financial or other interest (direct or indirect) in any Permit. (iv) Each member of its Group has conducted and is conducting its business in compliance in all material respects with such Person’s Material Permits.

2.10	Environmental Matters.

(a) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the environment, in effect as of the date of this Agreement.

(ii) “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(iii) “Materials of Environmental Concern” means any hazardous or toxic substance, or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and except as set forth in the environmental assessments set forth in Section 2.10(b) of its Disclosure Letter: (i) each member of its Group is in compliance with all applicable Environmental Laws, and possesses, and has in the past obtained, all applicable Environmental Permits required under such Environmental Laws to operate as it presently operates; (ii) there has been no unpermitted release of Materials of Environmental Concern at any property owned or operated by any member of its Group, except under circumstances that are not reasonably likely to result in liability of any member of its Group under any applicable Environmental Law; and (iii) as of the date hereof, no member of its Group has received any written claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and no such matter has, to its knowledge, been threatened.

2.11	Assets.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, a member of its Group has good and valid title in fee simple to, or has valid rights to lease or otherwise use all real property material to the respective businesses of each member of its Group (“Material Real Property”), in each case free and clear of all Liens except Permitted Liens.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, a member of its Group has good and valid title to or a valid leasehold interest in all assets, other than Material Real Property or Intellectual Property, reflected in its Audited Financial Statements as being owned by a member of its Group or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course), subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) Section 2.11(c) of its Disclosure Letter sets forth a true, correct and complete list of all real property leased by any member of its Group (its “Leased Real Property”) and, with respect to each parcel of its Leased Real Property (i) the street address and (ii) the identity of the lessor, lessee and current occupant (if different from the lessee).

2.12	Affinity Partners, Significant Customers and Significant Suppliers.

(a) Section 2.12(a) of its Disclosure Letter sets forth a true, correct and complete list of (i) the ten largest Affinity Partners as of the date hereof operating primarily from within the United States, and the ten largest Affinity Partners as of the date hereof operating primarily from outside the United States, as determined, in the case of Intermediate Parent by net revenue to its Group, and in the case of the Company, by the number of members who joined WL Programs in response to advertisements on such Affinity Partners’ websites, during the 12-month period ended on the date of its Base Balance Sheet, in the case of Intermediate Parent the aggregate amount for which each such Affinity Partner was invoiced during such period and the percentage of the total revenues represented by sales to each such Affinity Partner during such period and in the case of the Company the aggregate number of members who joined WL Programs in response to advertisements on such Affinity Partners’ websites during such period and the percentage of the total number of members who joined represented by the number of members who joined WL Programs in response to advertisements on such Affinity Partners’ websites during such period (collectively, “Significant Affinity Partners”), (ii) the ten largest customers of its businesses (other than Affinity Partners) as of the date hereof, including counterparties to wholesale, resale, white label or other similar arrangements, (“Customers”)

operating primarily from within the United States, and the ten largest Customers as of the date hereof operating primarily from outside the United States, each as determined by net revenue to its Group during the 12-month period ended on the date of its Base Balance Sheet (each, a “Significant Customer”), the aggregate amount for which each such Significant Customer was invoiced during such period and the percentage of the total revenues represented by sales to each such Significant Customer during such period, and (iii) the ten largest suppliers of its businesses as of the date hereof operating primarily from within the United States, and the ten largest suppliers of its businesses as of the date hereof operating primarily from outside the United States, each as determined during the 12-month period ended on the date of its Base Balance Sheet (each, a “Significant Supplier”), and the aggregate amount for which all members of its Group were invoiced during such period by each such Significant Supplier.

(b) Except as set forth in Section 2.12(b) of its Disclosure Letter, since January 1, 2010 through the date hereof, no Significant Affinity Partner, Significant Customer or Significant Supplier has cancelled or otherwise terminated or threatened in writing or otherwise indicated its intent in writing to cancel, terminate or materially curtail, its relationship with any member of its Group.

2.13	Material Contracts and Commitments.

(a) Section 2.13 of its Disclosure Letter sets forth a true, correct and complete list of each Contract related to the business of any member of its Group or to which any member of its Group is bound, or group of related Contracts with the same party:

(i) that would reasonably be expected to give rise to obligations, revenues or Liabilities after the Closing Date in excess of $250,000 in the case of the Company, or $1,500,000 in the case of Intermediate Parent, or pursuant to which payments to or by any member of its Group during any 12-month period ending after the Closing Date reasonably are expected to exceed $250,000 in the case of the Company, or $1,500,000 in the case of Intermediate Parent (or the equivalent value in the applicable currency) (other than a Benefit Plan covered by Section 2.16);

(ii) relating to or evidencing Indebtedness of any member of its Group, in excess of $100,000 in the case of the Company, or $600,000 in the case of Intermediate Parent;

(iii) containing any non-solicitation, non-competition or similar obligations or that otherwise prohibits or restricts any member of its Group or its Affiliates from entering into or competing in any line of business, or from freely providing services or supplying products to any customer or potential customer, or in any geographical area or during any period of time, or that restricts the right of any member of its Group to sell to or purchase from any Person, or that grants the other party or any third Person “most favored nation” status or any type of special discount rights;

(iv) for any broker, franchise, agency, continuing sales or purchase, sales promotion, market research, marketing, consulting or advertising Contract in which the payments during any twelve month period ending after the Closing Date would reasonably be expected to exceed, in the case of the Company, $250,000 on an individual basis or $1,000,000 in the aggregate, and in the case of Intermediate Parent, $1,500,000 on an individual basis or $6,000,000 in the aggregate;

(v) providing for continuing material indemnification to or from any Person with respect to Liabilities relating to any of its current or former businesses of any member of its Group or any of their respective predecessor Persons, other than indemnification to or from customers and Affinity Partners in the Ordinary Course;

(vi) between any member of its Group, on the one hand, and any Affinity Partner, Significant Customer or Significant Supplier, on the other hand;

(vii) between any member of its Group, on the one hand, and any provider of material data-processing, payment processing or similar services, in connection with marketing of the products or services of such Group;

(viii) with a Governmental Authority that reasonably is expected to exceed in any 12-month period ending after the Closing Date, in the case of the Company $250,000 on an individual basis or $1,000,000 in the aggregate, and in the case of Intermediate Parent, $1,500,000 on an individual basis or $6,000,000 in the aggregate;

(ix) with an insurance broker, insurer, reinsurer, underwriter or other provider who underwrites or otherwise offers or administers insurance, motor club memberships, service contracts or extended warranties or similar products that are issued or sold directly or indirectly by any member of its Group;

(x) other than the sale of services or products in the Ordinary Course, for the sale of any assets, properties or rights having a fair market value greater than, in the case of the Company, $100,000, and in the case of Intermediate Parent, $600,000;

(xi) that by its terms grants a Lien upon any asset of any member of its Group, the foreclosure of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(xii) that is a partnership or joint venture agreement in which any member of its Group participates as a general partner or joint venturer;

(xiii) pursuant to which any member of its Group has advanced or loaned any amount to any of its directors, officers or employees that remains outstanding as of the date hereof;

(xiv) that restricts the right of any member of its Group to use any of its material IP; or

(xv) that contains any outstanding commitment to enter into any agreement of the type described herein.

The foregoing, together with the leases relating to the Leased Real Property, the Outbound Licenses and the Inbound Licenses, are referred to as its “Material Contracts.”

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of its Material Contracts is in full force and effect and is a legal, valid, binding and enforceable obligation of or against a member of its Group and each of the other parties thereto. No member of its Group, or any other party thereto is in material breach or (with or without notice or lapse of time or both) default under any of its Material Contracts. Except for breaches or defaults that have been cured and for which the breaching party has no material Liability, or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no member of its Group, or any other party to any of its Material Contracts, has breached or defaulted in any material respect under, or has improperly terminated, revoked or accelerated, any of its Material Contracts, and, no condition exists and except as set forth in Section 2.13(b) of its Disclosure Letter, no event has occurred, including the execution and delivery of this Agreement, that, with notice or lapse of time or both, reasonably would be expected to constitute any such breach, default, termination or right of termination or acceleration.

2.14	Insurance.

(a) Section 2.14(a) of its Disclosure Letter sets forth a true, correct and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance policies related to its business, currently in force. A member of its Group has maintained such or similar types of insurance coverage at all times since September 30, 2007.

(b) With respect to each insurance policy set forth in Section 2.14(a) of its Disclosure Letter, (i) such insurance policy is in full force and effect, (ii) no member of its Group is in breach or default (including any breach or default with respect to the payment of premiums or the giving of notice), (iii) no condition exists and no event has occurred that, with notice or lapse of time or both, reasonably would be expected to constitute a breach or default or permit termination or modification, under the policy, (iv) all premiums due and payable under all such policies have been paid, (v) no claim currently is pending under any such policy, (vi) no member of its Group has received any written objection to, or written notice of dispute regarding, any such claims, and (vii) no member of its Group has received any written notice of threatened termination of, material reduction of coverage of, or material premium increase.

(c) Section 2.14(c) of its Disclosure Letter sets forth a true, correct and complete description of any self-insurance arrangement of any member of its Group, including a summary by month, since January 1, 2009, of all claims made thereunder and any reserves established in respect thereof.

2.15	Labor Matters.

With respect to employees and independent contractors of any member of its Group:

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each member of its Group complies and has complied with all applicable Laws respecting labor and employment, employment practices, terms and conditions of employment and wages and hours, including any applicable Laws respecting employment discrimination, equal employment opportunities, disability, labor relations, worker classification, hours of work, payment of wages, benefits, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, occupational safety and health requirements, working conditions, and hiring, promotion, assignment, and termination of employees, (ii) each member of its Group complies and has complied with all employment Contracts to which it is or has been a party, and (iii) no Actions against any member of its Group are pending or, to its knowledge, threatened with respect to such Laws or Contracts, either by private individuals or by Governmental Authorities.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no member of its Group is, or has been, engaged in any unfair or unlawful labor practice, and there is not now, nor within the past three years has there been, any unfair or unlawful labor practice charge or complaint against any member of its Group pending or, to its knowledge, threatened.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no member of its Group is liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any applicable Laws relating to the employment of labor. Each member of its Group has paid in full to all employees or where applicable adequately accrued in accordance with GAAP (where applicable) for all wages, salaries, commission, bonuses, benefits and other compensation due to or on behalf thereof.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no member of its Group is a party to, or otherwise bound by, any Judgment relating to or affecting their employees, wage and hour, or employment practices.

(e) No labor union or workers’ council or counsel represents or has ever represented employees of any member of its Group while they were in such Person’s employ, and no member of its Group is or has been a party to or bound by any collective bargaining agreement or labor union Contract. No grievance or arbitration demand or proceeding, whether or not filed pursuant to a collective bargaining agreement, is pending; no claims therefor exist or have been made or, to its knowledge, threatened; and no labor strike, lock-out, slowdown, walkout, demonstration, leafleting, picketing, boycott, work-to-rule campaign, sit-in, sick-out, work stoppage or other form of labor disruption (“Labor Disruption”) is pending or, to its knowledge, threatened, against or directly affecting any member of its Group and no Labor Disruption has occurred since January 1, 2008. Since January 1, 2008, (i) no representation, election, petition or application for certification has been filed, or, to its knowledge, threatened by any employee of any member of its Group with any labor organization or is pending with the National Labor Relations Board or any other Governmental Authority, and (ii) there has been no union organization campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving any employee of any member of its Group to cause such Person to bargain with any labor union or labor organization.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all Persons who have performed services for any member of its Group while classified as employees, exempt employees or independent contractors have been properly classified and have satisfied the requirements of Law to be so classified, and (ii) each member of its Group subject to the jurisdiction of the IRS has fully and accurately reported their compensation on IRS Forms 1099 or other applicable Tax forms for independent contractors when required to do so.

(g) No member of its Group has effectuated (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, or similar state or local Law (the “WARN Act”) affecting any site of employment in the United States or one or more operating units within any site of employment in the United States, or (ii) a mass layoff in the United States as defined in the WARN Act, nor has any member of its Group with U.S. employees been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act.

(h) Section 2.15(h) of its Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all officers and directors of each member of its Group. Estimated accruals for incentive bonuses to employees of each member of its Group for the calendar year 2010 are reflected on its Financial Statements. No former officer, director or key employee has left the service of any member of its Group within the last 12 months. It has delivered or made available in its Data Room to the other Principal Entity, a true, correct and complete list, of (i) all salaried employees of each member of its Group who earned more than $100,000 in 2009 or who, it is reasonably expected, will earn more than $100,000 in 2010; (ii) the current annual cash compensation (and the portions thereof attributable to salary and bonus) of each such employees and all officers, directors and managers of each member of its Group as of (A) the date of its Base Balance Sheet, and (B) the date such information was provided; and (iii) to the extent any such employee, officer or manager is on a leave of absence, the nature of such leave of absence and such employee’s, officer’s or manager’s anticipated return to active employment.

(i) No member of its Group has, outside of the United States, effected any redundancies under the Employment Rights Act 1996 which require collective consultation or under equivalent Laws in any other applicable jurisdiction in which a member of its Group is situated.

2.16	Employee Benefit Plans.

(a) Except as set forth in Section 2.16(a) of its Disclosure Letter, it does not sponsor, maintain or contribute to or have any obligation to maintain or contribute to, or have any direct or indirect liability, whether contingent or otherwise, with respect to any plan, program, arrangement or agreement that is a pension, profit-sharing, savings, retirement, employment, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, medical, dental, life (including all individual life insurance policies as to which it is the owner, the beneficiary, or both), Code

Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, arrangement or agreement, whether written or oral, including any (i) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or (ii) other employee benefit plans, agreements, programs, policies, arrangements or payroll practices, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise) under which any of its current or former officers, directors or employees, (or their respective beneficiaries) has any present or future right to benefits (individually, a “Benefit Plan,” and collectively its “Benefit Plans”). All references to “it” in this Section 2.16 shall refer to it, its Subsidiaries, in the case of Intermediate Parent, Parent, and any employer that would be considered a single employer with it, or, in the case of Intermediate Parent, Parent, under Sections 414(b), (c), (m) or (o) of the Code.

(b) It does not maintain, contribute or have any Liability, whether contingent or otherwise, with respect to, and has not maintained, contributed or had any Liability, with respect to any of its Benefit Plans (including, for such purpose, any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which it previously maintained or contributed to within such preceding five years), that is, or has been, (i) subject to Title IV of ERISA (a “Title IV Plan”) or Section 412 or Section 430 of the Code, (ii) maintained by more than one employer within the meaning of Section 413(c) of the Code, (iii) subject to Sections 4063 or 4064 of ERISA, (iv) a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (vi) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of its Benefit Plans has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws; (ii) with respect to each of its Benefit Plans, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the Internal Revenue Service (the “IRS”), the United States Department of Labor (“DOL”) or any other governmental authority, or to the participants or beneficiaries of such Benefit Plan have been filed or furnished on a timely basis; (iii) each of its Benefit Plans that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination (or may rely on a valid prototype opinion) letter from the IRS (covering all required Tax Law changes) to the effect that such Benefit Plan satisfies the requirements of Section 401(a) of the Code and that the related trust is exempt from taxation under Section 501(a) of the Code and, to its knowledge, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of any material liability, penalty or Tax under ERISA, the Code or any other applicable Laws; (iv) other than routine claims for benefits, no Liens, lawsuits or complaints to or by any Person or Governmental Authority have been filed against any of its Benefit Plans or it or, to its knowledge, against any other Person or party and, to its knowledge no such Liens, lawsuits or complaints are contemplated or threatened with respect to any of its Benefit Plans; (v) no individual who has performed services for it has been improperly excluded from participation in any of its Benefit Plans; and (vi) there are no audits or proceedings initiated pursuant to the IRS Employee Plans Compliance Resolution System (currently set forth in Revenue Procedure 2008-50, as may be amended, supplemented or replaced) or similar proceedings pursuant to other applicable Laws pending with the IRS, DOL or other Governmental Authority with respect to any of its Benefit Plans.

(d) Neither it nor, to its knowledge, any other “party in interest” or “disqualified person” with respect to any of its Benefit Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving such Benefit Plan which, individually or in the aggregate, could reasonably be expected to subject it to a material Tax or penalty imposed by Section 4975 of the Code or Sections 501, 502 or 510 of ERISA. To its knowledge, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any of its Benefit Plans.

(e) Except as set forth in Section 2.16(e) of its Disclosure Letter, it has no obligation to provide or make available post-employment benefits under any of its Benefit Plans which is a “welfare plan” (as defined in Section 3(1) of ERISA) (“Welfare Plan”) for any of its current or former officers, directors, employees, leased employees, consultants or agents (or their respective beneficiaries), except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (otherwise referred to as “COBRA”), and at the sole expense of such individual.

(f) Except as set forth in Section 2.16(f) of its Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any of its current or former officers, directors, employees, leased employees, consultants or agents (or their respective beneficiaries); (ii) increase any benefits otherwise payable under any of its Benefit Plans; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. No current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) has a right to receive a gross-up payment from it with respect to any excise Tax that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, other applicable Laws or otherwise.

(g) To its knowledge, each of its Benefit Plans that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and published guidance thereunder and any benefit thereunder, in each case that is subject to Section 409A of the Code, (i) has been operated in compliance with Section 409A of the Code since its inception, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(I) the final regulations issued thereunder or (II) applicable Internal Revenue Service Notices (clauses (I) and (II), together, the “409A Authorities”), and (ii) has complied with the 409A Authorities as of the effective date thereof.

(h) It has delivered or made available in its Data Room to the other Principal Entity, to the extent applicable: (i) the most recent documents constituting such Benefit Plan and all amendments thereto, (ii) any related trust agreement or other funding instrument and all other material contracts currently in effect with respect to such Benefit Plan (including all administrative agreements, group insurance contracts and group annuity contracts); (iii) the most recent IRS determination letter; (iv) the most recent summary plan description, summary of material modifications and any other written communication by it to its employees concerning the extent of the benefits provided under such Benefit Plan; (v) the three most recent (A) Forms 5500 and attached schedules, and (B) audited financial statements; (vi) for the last three years, all correspondence with the IRS, the DOL and any other Governmental Authority regarding the operation or the administration of such Benefit Plan; (vii) all discrimination tests for the most recent plan year; and (viii) any other documents in respect of such Benefit Plan reasonably requested by the other Principal Entity.

(i) With respect to each of its Benefit Plans maintained or for the benefit of employees outside the jurisdiction of the United States, including any such plan required to be maintained or contributed to by applicable Law or custom of the relevant jurisdiction (its “Foreign Plans”): (i) all employer and employee material contributions to each of its Foreign Plans required by Law or by the terms of such Foreign Plans have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each of its funded Foreign Plans, the liability of each insurer for any of its Foreign Plans funded through insurance or the book reserve established for any of its Foreign Plans, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations in all material respects, as of the Closing, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and none of the Transactions shall cause such assets or insurance obligations to be less than such benefit obligations in any material respect; and (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of its Foreign Plans required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, if intended to qualify for special Tax treatment, each of its Foreign Plans meets all requirements for such treatment. Section 2.16(i) of its Disclosure Letter sets forth a true, correct and complete list of all Foreign Plans.

2.17	Compliance with Law.

(a) Each member of its Group has been in compliance, in all material respects, and its respective businesses have been conducted, and it has owned, used, operated and maintained its respective properties, rights and assets, and all of its respective property, rights and assets have been owned, used, operated and maintained, in compliance, in each case in all material respects, with all applicable Laws, including applicable Governmental Authority rules and regulations and consumer disclosure regulations and unfair and deceptive advertising practices regulations relating to its business, and each member of its Group has been in good standing, in all material respects, with all Governmental Authorities applicable to and in connection with its conduct or operation of its respective businesses. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) no member of its Group, nor any of their respective officers or employees has received, in the three years prior to the date of this Agreement, any Judgment or written notice or complaint from any Governmental Authority or any other Person that any member of its Group, or its respective business is not in compliance with any Law and (B) to its knowledge, no claims have been alleged or threatened asserting any member of its Group’s or its business’ violation of, Liability for, or potential responsibility under, any Law.

(b) Each member of its Group takes and, since January 1, 2008, each member of its Group has taken reasonable steps consistent with its respective internal policies and procedures to (i) ensure the security, integrity and confidentiality of personal information of its respective customers, members or subscribers; (ii) protect against any anticipated threats or hazards to the security or integrity of such information; and (iii) protect against unauthorized disclosure, access to or use of such information. Except as set forth in Section 2.17(b) of its Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect there have not been any breaches of such internal policies and procedures during the past two years.

(c) Each member of its Group is in compliance, in all material respects, with each of its respective data security and data use policies, if any, and any applicable privacy policies adopted by such Person and such Person has obtained all required customer consents or provided customers the opportunity to opt-out relating to the collection, use or disclosure of personal information in connection with the conduct of such Person’s business, as may be required under Law or its privacy policies.

(d) Each member of its Group is in compliance, in all material respects, with any provisions in its Contracts with third parties, including third party marketing partners, that provide consumer data to any member of its Group that impose conditions and restrictions on the collection, use, disclosure and security of personal information by a member of its Group.

(e) Each member of its Group is in compliance, in all material respects, with all data security and other requirements, rules and regulations of the various credit card associations applicable to the performance of its respective business, including the applicable provisions and applicable Tier of the Payment Card Industry Data Security Standard, as it may be amended from time to time.

(f)(i) Each member of its Group whose business operations necessitate such policies and procedures has established and maintains a procedure for the creation of legally enforceable consumer customer payment consents and authorizations for material and relevant business operations, and (ii) each such member of its Group maintains appropriate paper, audio recording and/or electronic records of such consumer customer payment consents and authorizations which establishes their legal effectiveness in all material respects, including in connection with any Action or request from a Governmental Authority or any credit card or electronic funds transfer payment association.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all consumer customer payment consents and authorizations are currently in force and legally effective, and shall remain so immediately after the Effective Time, and (ii) there is no provision of Law, Judgment, the rules of the payment associations, or the terms of a payment consent or authorization, or the terms of any Contract with a third party marketing partner that requires notice to, or consent of, a consumer customer or any other Person in order to continue the effectiveness and validity of the consent or authorization after the Effective Time.

(h) Neither any member of its Group nor, to its knowledge, any of their respective officers, managers, equity holders or employees has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services in violation of any legal requirement, including the Foreign Corrupt Practices Act, or (ii) established or maintained any fund or asset that has not been recorded in the Books and Records of such Person.

2.18	Litigation.

(a) There are no material Actions pending or, to its knowledge, threatened against any member of its Group, or any of their respective assets, rights or properties, or any current or former officer, director, manager, member, employee, or agent of any member of its Group in his or her capacity as such, or seeking to prevent, condition or delay the Transactions, and no notice of any Action involving its business, any member of its Group, or any member of its Group’s assets, rights or properties, whether pending or threatened, has been received by any such Person. There are no Judgments against its business, or any member of its Group, or any member of its Group’s assets, rights or properties that are material to its business. There are no material Actions pending, initiated by or involving any member of its Group, or for which any member of its Group has commenced proceedings to initiate, against any other Person. Section 2.18 of its Disclosure Letter sets forth a true, correct and complete list of each Action and Judgment that (i) resulted in any criminal sanctions to any member of its Group, (ii) within the last three years resulted in a Judgment requiring payments in excess of $100,000, in each case by or against any member of its Group or any of their respective officers or directors, (iii) required any modifications to the marketing, advertising or business practices of any member of its Group, or (iv) imposes any prospective or injunctive relief with respect to, or that has required or would require any member of its Group to alter, its Marketing Materials, or any processes or procedures with respect to its Programs.

(b) It has delivered or made available in its Data Room to the other Principal Entity, true, correct and complete copies of any material documents related to any Actions or Judgments involving its Marketing Materials or Programs since January 1, 2007.

2.19	Intellectual Property.

(a) It has delivered or made available in its Data Room to the other Principal Entity a true, correct and complete list of all material Patents, registered Copyrights, registered Trademarks, applications for any of the foregoing, and material Internet domain names in use as of the date hereof, in each case owned by any member of its Group (its “Listed IP”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each item of its Listed IP is valid and subsisting, all necessary filing, examination, issuance, post registration and maintenance fees, taxes, annuities and the like that have become due in connection with its Listed IP have been timely paid and all necessary recordations and certificates in connection with each item of its Listed IP have been timely filed with the relevant patent, copyright, trademark or other governmental authority, (ii) none of its Listed IP is subject to any outstanding Judgment restricting its use or adversely affecting the rights of any member of its Group and (iii) there are no pending or, to its knowledge, threatened, interferences, re-examinations, oppositions, or cancellation proceedings, or the foreign equivalent of any of the foregoing, involving any of its Listed IP.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as otherwise set forth on Section 2.19(c) of its Disclosure Letter, a member of its Group either (i) owns and has good and marketable title to all of its IP, free and clear of all Liens other than Permitted Liens or (ii) possesses legally enforceable and transferable rights to use all of its IP free and clear of all Liens other than Permitted Liens.

(d) To its knowledge, no third party has materially infringed, diluted, misappropriated or otherwise violated any material IP of any member of its Group.

(e) Each member of its Group has taken and continues to take commercially reasonable steps, consistent with industry standards, to maintain, police and protect its Intellectual Property rights, and to protect the confidentiality of its Trade Secrets.

(f) Except as set forth in Section 2.19(f) of its Disclosure Letter, the IT Assets of each member of its Group (i) operate and perform in all material respects in accordance with their documentation, functional specifications and otherwise as required by each member of its Group in connection with its respective business as presently conducted, and (ii) have not materially malfunctioned or failed within the past three years.

(g) Its material Software is either owned by a member of its Group, constitutes Standard Software, or is used by a member of its Group pursuant to a valid and enforceable Inbound License.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither this Agreement nor the consummation of the Transactions will result, in any manner, in (i) the loss or impairment of any IP of any member of its Group, (ii) the grant to any third party of any rights in or with respect to IP of any member of its Group, (iii) the prevention or impediment of the use by the Surviving Corporation or its Subsidiaries of any IP of any member of its Group, or (iv) the Surviving Corporation being bound by, or subject to, any covenant not to compete, or obligated to pay any royalties or other amounts to compensate any third party for any Intellectual Property, other than for payments currently made by it or any of its Subsidiaries under Inbound Licenses.

2.20 Books and Records. Each member of its Group has kept (and given the other Principal Entity access to) Books and Records that accurately and fairly reflect, in all material respects, the activities of its respective business in reasonable detail. Its Books and Records contain true, correct and complete records of all actions taken since January 1, 2009 at any meetings of such

Person’s shareholders, members, Persons serving on the board of managers or board of directors, or any committee thereof and all written consents executed in lieu of the holding of any such meetings. It has delivered or made available in its Data Room to the other Principal Entity, true, correct and complete copies of all minutes of meetings of its board of directors.

2.21	Taxes.

(a) All income Tax Returns and all other Tax Returns required to be filed by or with respect to any member of its Group have been timely filed and were prepared in accordance with all applicable Laws in all material respects, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete in all material respects. All material Taxes owed by or with respect to any member of its Group (whether or not shown on any Tax Return) have been fully and timely paid and discharged. Each member of its Group has established adequate accruals and reserves, in accordance with GAAP, on its Financial Statements for all Taxes payable by any member of its Group for all taxable periods and portions thereof through the date of such financial statements. No member of its Group is the beneficiary of any extension of time within which to file any Tax Return.

(b) Each member of its Group has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; such withheld amounts were either timely paid to the appropriate taxing authority or set aside in accounts for such purpose. Each member of its Group has reported such withheld amounts to the appropriate taxing authority and to each such employee, independent contractor, creditor, stockholder or other third party, as required under Law.

(c) There are no material Tax Liens upon any property or assets of any member of its Group, except for statutory Liens for current Taxes not yet due.

(d) There are no outstanding agreements or other arrangements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any member of its Group.

(e) No audit or other proceeding by any Governmental Authority is pending, no Governmental Authority has given written notice of any intention to commence an audit or other proceeding, or asserted in writing any deficiency or claim for material additional Taxes from any member of its Group, and all deficiencies previously asserted in writing for Taxes with respect to the business and assets of such Persons have been fully and timely paid, settled or, properly reflected in its Financial Statements.

(f) No member of its Group (i) is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement (other than by an agreement between members of its Group) or (ii) is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any Person other than any member of its Group. No member of its Group is the successor by merger or liquidation to any Person described in the preceding clauses (i) and (ii).

(g) No member of its Group has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h) No member of its Group was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Merger.

(i) No member of its Group has agreed, or is required, to include in income any adjustment under Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by such Person, and no Governmental Authority has initiated or proposed any such adjustment or change in accounting method (including any method for determining reserves for bad debts) maintained by any member of its Group. No member of its Group will be required to include in post-Closing income any amount resulting from a closing agreement pursuant to Section 7121 of the Code, installment sale or open transaction disposition made on or prior to the Closing Date, prepaid income received or accrued on or prior to the Closing Date (or method of accounting that defers the recognition of income to any period ending after the Closing Date), inter-company transaction or excess loss account or similar type of adjustment.

(j) It has delivered or made available in its Data Room to the other Principal Entity, true, correct and complete copies of (i) all Tax Returns for income taxes filed by or on behalf of any member of its Group for which the applicable statutory periods of limitations have not expired, and (ii) all Tax related Judgments, notices of proposed deficiencies, closing agreements, settlement agreements, and any similar documents or communications sent or received by any member of its Group relating to Taxes on or after December 31, 2007.

(k) No member of its Group has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that will prevent or impede, or is reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

2.22 Absence of Changes. Since the date of its Base Balance Sheet, and except as set forth in Section 2.22 of its Disclosure Letter, or otherwise contemplated or permitted by this Agreement and the Ancillary Agreements, (a) each member of its Group has conducted its business in the Ordinary Course, (b) there has not been any event, change, circumstance, occurrence, effect or state of facts that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (c) no member of its Group has (i) declared, set aside or paid any dividend or distribution on or in respect of any of its equity interests; (ii) made any payment or transfer of consideration of any kind to any of its Affiliates (other than any member of its Group) or any relative of any such Affiliates, other than (A) salary, ordinary expense reimbursement or other compensation or benefits paid or provided to employees, officers, directors, consultants or independent contractors in the Ordinary Course or pursuant to a Benefit Plan in effect as of the date hereof, or (B) payments which (x) did not exceed, in the case of the Company, $100,000 annually, or in the case of the Intermediate Parent, $500,000 annually, to a Portfolio Company (y) were in the Ordinary Course, and (z) were on arm’s-length terms; (iii) terminated or canceled or waived any material right under any of its Material Contracts; (iv) acquired (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit; (v) sold, transferred or otherwise disposed of a material amount of its properties or assets, other than in the Ordinary Course; (vi) adopted any material change in its policies with regard to the extension of discounts or credit to customers or collection of receivables from customers; (vii) implemented or adopted any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (viii) entered into any Contract to take any of the actions specified in this Section 2.22.

2.23	Affiliate Interests.

(a) No Related Party of any member of its Group: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, licensee, lessor, lessee, distributor, independent contractor or customer of any member of its Group; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that any member of its Group uses or has used; or (iii) except in accordance with arrangements between a member of its Group and any Portfolio Company in the Ordinary Course on arm’s length terms and set forth in Section 2.23(a) of its Disclosure Letter (“Portfolio Company Arrangements”) has or has had any business dealings or a financial interest in any transaction, with any member of its Group or involving any assets or property of such Persons.

(b) There are no (i) Contracts by and between (or for the benefit of) any member of its Group, on the one hand, and any Related Party, on the other hand (other than Portfolio Company Arrangements), pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from such Person (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters), (ii) categories of material goods and services that have been historically provided by any Related Person to any member of its Group (other than goods and services provided by a Portfolio Company pursuant to a Portfolio Company Arrangement), or (iii) other transactions occurring in the 12 months preceding the date of this Agreement not described in the foregoing clauses (i) and (ii) between any member of its Group, on the one hand, and any Related Party, on the other hand, involving goods and services with a value exceeding, individually or in the aggregate, in the case of the Company, $100,000, or in the case of Intermediate Parent, $500,000 (in each case, other than goods and services provided to or by a Portfolio Company pursuant to a Portfolio Company Arrangement).

(c) There are no outstanding notes payable to, accounts receivable from or advances by any member of its Group in connection with its business or involving any assets thereof, and no member of its Group is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party. Since the date of its Base Balance Sheet, no member of its Group has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with, or for the benefit of, any Related Party of any member of its Group, other than the Transactions.

2.24 Brokers. No broker, investment banker, financial advisor or other Person, other than Bank of America Merill Lynch, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any member of its Group. In the case of the Company, no member of Intermediate Parent’s Group will have any liability or obligations to Bank of America Merrill Lynch if the Merger is not consummated.

2.25 Disclosure. None of its representations and warranties contained in this Agreement and none of the information contained in any schedule, certificate or other document delivered pursuant hereto or thereto (including its Disclosure Letter, but excluding documents and information provided in its Data Room) contains any untrue statement or omits to state a material fact necessary to make the statements herein or therein not misleading.

2.26	No Other Representations or Warranties; Access to Information.

(a) Except as and to the limited extent expressly set forth in this Article II, it acknowledges and agrees that none of the members of the other Principal Entity’s Group, nor any other Person is making or has made, and that none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at law, in equity or otherwise, with respect to any member of such Group, and it specifically disclaims that it is relying on or has relied on any such representation or warranty, as an inducement to enter into this Agreement or otherwise, and whether express or implied at law, in equity or otherwise, in respect of this Agreement or the Transactions, or in respect of any other matter whatsoever.

(b) It acknowledges and agrees that it (i) has had an opportunity to discuss and ask questions regarding the business of the other Principal Entity and its Subsidiaries with the management of such Persons, (ii) has had access to the Books and Records of the other Principal Entity and the other Principal Entity’s Data Room, and (iii) has conducted its own independent investigation of the other Principal Entity’s Group, and the Transactions, and has not relied on any representation or warranty by any Person regarding the other Principal Entity’s Group, except as expressly set forth in this Article II.

ARTICLE III

COVENANTS

3.1	Conduct of Business.

(a) The Company and Intermediate Parent covenant and agree that, during the period from the date hereof until the Effective Time, except (i) as expressly contemplated by this Agreement or any Ancillary Document, (ii) as disclosed in Section 3.1 of such Principal Entity’s Disclosure Letter, as applicable, (iii) as required by applicable Law or (iv) unless the Company or Intermediate Parent (on behalf of itself and the other Affinion Parties), as applicable, shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company and Intermediate Parent shall, and shall cause each of their respective Subsidiaries to, and Intermediate Parent shall cause Parent to, use their commercially reasonable efforts (A) to conduct its business in the Ordinary Course; (B) to preserve substantially intact its business organization, to keep available the services of its respective employees and to maintain its present relationships and good will with customers, suppliers, affinity partners, creditors, employees, agents and other Persons with which it has material business relations; and (C) continue its marketing programs in the Ordinary Course.

(b) Between the date of this Agreement and the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as disclosed in Section 3.1(b) of such Principal Entity’s Disclosure Letter, (iii) as required by applicable Law or (iv) unless the non-acting Party shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), no member of either Principal Entity’s Group shall, directly or indirectly (whether by merger, consolidation or otherwise):

(i) except as provided pursuant to the Ancillary Documents, amend, supplement or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, or grant to any Person any right to acquire any shares of its capital stock, except pursuant to the exercise of stock options or warrants, the issuance of shares of Company Common Stock or Parent Common Stock upon the vesting of any Restricted Share Award or Parent Restricted Share Award, as applicable, or the settlement of other equity incentive securities outstanding as of the date hereof and in accordance with the terms of such instruments as in effect on the date hereof;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of Parent or the Company to any member of Parent’s or the Company’s Group, respectively);

(iv) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of any Party (except in connection with the cashless exercises or similar transactions pursuant to the exercise of stock options or settlement of other equity incentive securities outstanding as of the date hereof and in accordance with the terms of such instruments as in effect on the date hereof), or reclassify, combine, split, subdivide or otherwise amend or supplement the terms of its capital stock;

(v)(A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which individually or in the aggregate is or are material to any Party and its Subsidiaries as a whole, other than purchases of inventory and other assets in the Ordinary Course or pursuant to existing Contracts; (B) sell, lease, license, abandon, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which individually or in the aggregate, is or are material to any Party and its Subsidiaries as a whole, other than sales or dispositions of inventory and other assets in the Ordinary Course or pursuant to existing Contracts;

(vi)(A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of any Party), (B) incur any

Indebtedness (except for borrowings in the Ordinary Course under any revolving credit, working capital or similar facility in existence as of the date hereof) or (C) assume, guarantee, endorse or otherwise become liable or responsible for the Indebtedness or other obligations of another Person (other than a guaranty by any Party on behalf of its Subsidiaries), in each case, in excess of $500,000 in the case of the Company and $3,000,000 in the case of Intermediate Parent;

(vii)(A) hire additional employees or officers receiving salary or guaranteed compensation in excess of $150,000 per year in the case of the Company and $150,000 in the case of Intermediate Parent, (B) engage independent contractors receiving a fee in excess of $150,000 per year in the case of the Company and $150,000 in the case of Intermediate Parent, (C) except as required by the terms of any employment contract or collective bargaining agreement in effect as of the date hereof, increase the compensation payable or to become payable or the benefits provided to its directors, managers, officers or employees, except for increases consistent with past practice in salaries of employees of the Party or its Subsidiaries who are not directors or officers of such Person and who receive less than $150,000 per year in the case of the Company and $150,000 in the case of Intermediate Parent in total annual cash compensation, (D) except as required by the terms of any employment contract, collective bargaining agreement or severance policy in effect as of the date hereof or applicable Law, grant any severance or termination payment to, or pay, loan or advance any amount to, any director, officer or employee of any Party or its Subsidiaries, (E) establish, adopt, enter into or amend any Benefit Plan, or any plan, program, arrangement, policy or agreement that would be a Benefit Plan if it were in existence on the date hereof, except as may be required by applicable Law or (F) grant any equity or equity-based awards (except, in the case of Intermediate Parent, for grants of equity or equity-based awards to newly hired employees in the Ordinary Course);

(viii) implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(ix) other than Permitted Liens, mortgage or pledge any of its property or assets or subject any such property or assets to any other Lien;

(x) other than in the Ordinary Course, enter into, amend, modify, supplement, accelerate, terminate, take or omit to take any action that would constitute a material violation of or material default under, or waive any material rights under, any Material Contract;

(xi) other than in the Ordinary Course on arm’s length terms, enter into any Contract, or amend, modify or waive any right under any existing Contract, in each case, with any Affiliate (other than a Subsidiary);

(xii) make or commit to make any capital expenditure in excess of $100,000 per item or $500,000 in the aggregate in the case of the Company and $1,000,000 per item or $5,000,000 in the aggregate in the case of Intermediate Parent, in each case, other than in the Ordinary Course;

(xiii) institute or settle any Action in excess of $250,000 per Action in the case of the Company and $1,000,000 per Action in the case of Intermediate Parent;

(xiv) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in any of the conditions to the Merger set forth in Article IV not being satisfied;

(xv) cancel or terminate any insurance policy in which the Company, Intermediate Parent, or any of their respective Subsidiaries is the insured, currently in effect or allow any such insurance policy to lapse for non-payment of premiums or similar payments;

(xvi) other than in the Ordinary Course, adopt any material change in the policies or practices with regard to the extension of discounts or credit to customers or collection of receivables from customers;

(xvii) except to the extent required by Law, (A) make or change any material Tax election, (B) file any material amended Tax Return, enter into a closing agreement, settle or compromise any material Tax claim or assessment, (C) surrender any right to claim a material refund of Taxes, (D) change any methods of Tax accounting, except as required by GAAP or (E) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax;

(xviii) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(xix) agree to take any of the actions described in this Section 3.1(b).

3.2 No Control of Other Party’s Business. Nothing contained in this Agreement shall give either Principal Entity’s Group, directly or indirectly, the right to control or direct any other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Principal Entity shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

3.3 Cooperation and Consents; Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each Principal Entity shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger, the Transactions and any other transactions contemplated by any Ancillary Documents, and none of the Principal Entities shall take or cause to be taken any action that would reasonably be expected to prevent, impede, condition or delay the consummation of the Merger or the Transactions. In furtherance and not in limitation of the foregoing, each Principal Entity agrees to make or cause to be made any appropriate filings, to the extent not previously filed prior to the date hereof, (i) under any Antitrust Law, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, (ii) under any Insurance Laws that require the prior consent of a Governmental Authority for the consummation of the Transactions, including any appropriate filing with the FSA, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the relevant Governmental Authority and to take all other actions necessary, proper or advisable to cause such Governmental Authority to provide the necessary consent, and (iii) to any other Governmental Authority that has issued a Material Permit to the Company or any of its Subsidiaries.

(b) In connection with the commercially reasonable efforts referenced in Section 3.3(a) each Principal Entity shall, (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, and (ii) keep the other Party reasonably informed of any communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the FSA, the Insurance Commissioner or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions.

(c) In furtherance and not in limitation of the covenants of certain Parties contained in Sections 3.3(a) and 3.3(b), if any objections are asserted with respect to the Transactions under any applicable Antitrust Law or Insurance Law, or if any Action is instituted by any Governmental Authority challenging any of the Transactions as violative of any applicable Antitrust Law or Insurance Law, the Company, Intermediate Parent and Merger Sub shall use commercially reasonable efforts to resolve any such objections or challenge as such Governmental Authority may have to such Transactions under such Law so as to permit consummation of the Transactions. Notwithstanding the obligations under this Section 3.3, Intermediate Parent and the Company shall not be required to (nor, to the extent requested by any Governmental Authority, cause its Subsidiaries to) (i) propose and/or negotiate one or more settlements (other than settlements, that, individually or in the aggregate, would not reasonably be expected to have greater than a de minimis effect on its respective business), undertakings, conditions, consent decrees, stipulations and other agreements with or to one or more Governmental Authorities in connection with the Transactions (including to obtain the requisite consent of such Governmental Authorities), (ii) restructure the operations of any member of its Group, (iii) sell or otherwise divest or dispose of assets, (iv) agree to any other material structural or material conduct remedy or (v) commence, join, or otherwise be a party to any litigation or similar proceeding.

3.4 Publicity. Each Principal Entity agrees to communicate with each other and cooperate with each other prior to any public disclosure of the Transactions. Each Principal Entity agrees that no public release or announcement concerning the terms of the Transactions shall be issued by any Party without the prior consent of the other Principal Entity, except as required by Law or stock exchange rules or regulations, in which case the Party required to make the release or announcement shall allow the other Principal Entity, to the extent practicable and permissible under applicable Law or stock exchange requirements, reasonable time to comment on such release or announcement in advance of such issuance.

3.5	Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, each Principal Entity shall, and shall use its respective commercially reasonable efforts to cause the members of its Group and its and their officers to, afford to the other Principal Entity reasonable access during normal business hours, consistent with applicable Law, to its and their officers, employees, properties, offices, other facilities and Books and Records, and shall furnish the other Principal Entity with all financial, operating and other data and information as such other Principal Entity shall reasonably request. Notwithstanding the foregoing, no such investigation or consultation shall include any intrusive testing of any kind and shall be conducted in such a manner as not to interfere unreasonably with the business or operations of such other Principal Entity’s Group or otherwise result in any significant interference with the prompt and timely discharge of the normal duties of the employees of such other Principal Entity’s Group. Neither Principal Entity’s Group shall be required to provide access to or to disclose information where such access or disclosure would, as determined in good faith by the Principal Entity from whom access or disclosure is sought, in its good faith judgment, (i) breach any Contract with any third-party, (ii) constitute a waiver of the attorney-client or other privilege held by such Party or (iii) otherwise violate any applicable Law.

(b) Each Principal Entity shall hold and treat, and shall cause the other members of its Group, and its and their respective officers, employees, advisors and equity holders to hold and treat in confidence all documents and information concerning the other Principal Entity or the members of its Group or their respective Affiliates furnished in accordance with the Confidentiality Agreement, dated February 12, 2010, between Intermediate Parent and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

3.6	Certain Notices.

(a) From the date of this Agreement until the Closing, each Principal Entity shall promptly deliver notice to the other Principal Entity concerning events or circumstances occurring subsequent to the date hereof which would render any of such Principal Entity’s representations, warranties or statements in this Agreement or in its Disclosure Letter inaccurate or incomplete at any time after the date of this Agreement. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or in its Disclosure Letter.

(b) From the date of this Agreement until the Closing, each Principal Entity shall promptly notify the other Principal Entity of (i) any notice or other communication received by such Party from any Governmental Authority in connection with the Merger, the Transactions, or the business (including business practices or marketing) of any member of its Group or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the Transactions, (ii) any correspondence related to any Action commenced or threatened against, relating to or involving or otherwise affecting such Principal Entity’s Group or (iii) its discovery of any fact or circumstance that would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article IV not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 3.6 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the Principal Entity receiving such notice. The Parties agree and acknowledge that the Parties’ compliance or failure of compliance with this Section 3.6 shall not be taken into account for purposes of determining whether the condition referred to in Sections 4.2(b) or 4.3(b), as applicable, shall have been satisfied.

3.7 Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (“Takeover Laws”) is or becomes applicable to this Agreement, the Merger or any of the Transactions, each Principal Entity and its board of directors shall take all action necessary to ensure that the Merger and the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the Transactions.

3.8 Tax Matters. Each Principal Entity shall cooperate with the other Principal Entity, and use its reasonable best efforts, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), including (i) reasonably refraining from any action that such party knows is reasonably likely to prevent the Intended Tax Treatment and (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain the Intended Tax Treatment (it being understood that no party will be required to agree to any such amendment that it determines in good faith is reasonably likely to materially adversely affect the value of the Merger to such party or its stockholders).

3.9 Company Indebtedness. Except as set forth in Section 3.9 of its Disclosure Letter, immediately prior to the Closing, neither the Company nor any member of its Group shall have any outstanding Indebtedness.

3.10 Certain Company Stockholders. The Company shall use commercially reasonable efforts to cause the transactions set forth on Section 3.10 of the Company Disclosure Letter to be effected prior to the Closing.

3.11 Limitation on Remedies. Notwithstanding anything to the contrary herein, the Company shall not pursue any Action for any claim in respect of this Agreement against Parent other than seeking specific performance in connection with the issuance of shares of Parent Common Stock pursuant to Section 1.8 if the conditions to Closing set forth in Article IV have been satisfied.

3.12	Employee Benefits Matters.

(a) From and after the Closing Date until the one (1) year anniversary thereof, Intermediate Parent shall cause Parent or the Surviving Corporation to provide each individual who is an employee of the Company or its Group as of the date hereof or prior to the Closing whose employment is terminated without cause, with severance no less favorable than the severance the employee would have received under the Company severance policy set forth on Section 3.12(a) of the Company Disclosure Letter.

(b) To the extent not paid by the Company prior to the Closing, except as set forth in Section 3.12(b) of the Company Disclosure Letter, on or before March 15, 2011, Intermediate Parent shall cause Parent or the Surviving Corporation to pay, in cash, to each Person set forth on Section 3.12(b) of the Company Disclosure Letter the amounts set forth opposite such Person’s name, which amounts represent bonuses earned for the Company’s 2010 fiscal year.

ARTICLE IV

CONDITIONS TO CONSUMMATION OF THE MERGER

4.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each Party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company’s Stockholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) HSR Act; Antitrust. All required waiting periods or approvals applicable to this Agreement and the Transactions under the HSR Act and any other applicable Antitrust Laws as set forth on Section 4.1 of its Disclosure Letter shall have expired, been received or terminated.

(d) Insurance Commissioner Approval. The Insurance Commissioner shall have approved the Form A acquisition of control statement, Form A exemption request or disclaimer of control in compliance with Sections 26.1-10-03 or 26.1-10-04(9) of the North Dakota Century Code, relating to the change in ownership of Safecard Services Insurance Company, a North Dakota corporation and an indirect wholly-owned Subsidiary of Parent.

(e) FSA Approval. Either (i) the FSA shall have notified Intermediate Parent or Merger Sub in writing that it has approved of the proposed change in control (such term having the meaning ascribed thereto in section 181 of FSMA) of the FSA Regulated Entity pursuant to section 189(4)(a) of FSMA; or (ii) the period for consideration (as defined in section 189(1) of FSMA) in respect of the proposed acquisition of control of the FSA Regulated Entity shall have expired without the FSA having served a warning notice on Intermediate Parent or Merger Sub under section 189(4)(b) of FSMA.

4.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Intermediate Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, (i) in the case of Fundamental Representations and Warranties that are not qualified by materiality, “Material Adverse Effect” or similar qualifiers set forth therein, for inaccuracies of such representations or warranties that are de minimis in the aggregate and (ii) in the case of Non-fundamental Representations and Warranties, for inaccuracies of such representations or warranties the circumstances giving rise to which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such Non-fundamental Representations and Warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Affinion Parties. The Affinion Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Intermediate Parent certifying as to the matters set forth in Section 4.2(a) and 4.2(b).

(d) Directors. The Company shall have received evidence satisfactory to the Company of the election of the individuals nominated by General Atlantic to the board of directors of Parent in accordance with the provisions of the Stockholders Agreement.

(e) Ancillary Documents. Intermediate Parent shall have delivered to the Company copies of the Ancillary Documents, in each case, in the forms attached hereto as Exhibits D through H, in each case, duly executed by the Persons identified in Section 4.2(e) of Parent’s Disclosure Letter.

4.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent, Intermediate Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Intermediate Parent (on behalf of itself and the other Affinion Parties), at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, (i) in the case of Fundamental Representations and Warranties that are not qualified by materiality, “Material Adverse Effect” or similar qualifiers set forth therein, for inaccuracies of such representations or warranties that are de minimis in the aggregate and (ii) in the case of Non-fundamental Representations and Warranties, for inaccuracies of such representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such Non-fundamental Representations and Warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have (i) complied with its obligations pursuant to Section 3.9 and Section 3.10 and (ii) performed in all material respects all other obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Intermediate Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 4.3(a) and 4.3(b).

(d) Ancillary Documents.

(i) The Company shall have delivered to Intermediate Parent copies of the Ancillary Documents, in each case, in the forms attached hereto as Exhibits D through H, in each case, duly executed by the Persons identified in Section 4.3(d)(i) of the Company’s Disclosure Letter.

(ii) The Company shall have delivered to Intermediate Parent either (A) copies of the Ancillary Documents, in each case, in the forms attached hereto as Exhibits E and F, in each case, duly executed by the Persons identified in Section 4.3(d)(ii)(A) of the Company’s Disclosure Letter or (B) a copy of an amendment to the WL Stockholder Agreement containing the terms set forth in Section 4.3(d)(ii)(B) of the Company’s Disclosure Letter, duly executed by the Persons identified in Section 4.3(d)(i) of the Company’s Disclosure Letter, and evidence that General Atlantic (or its Affiliate) shall have exercised its drag-along right pursuant to Section 3.3 of the WL Stockholder Agreement.

(e) Company Preferred Stock. As of immediately prior to the Closing, there shall be no shares of Company Preferred Stock outstanding.

4.4 Frustration of Closing Conditions. None of the Parties may rely on the failure of any condition set forth in this Article IV to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE V

TERMINATION

5.1 Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of any Party (except as set forth below) (with any termination by Intermediate Parent also being an effective termination by the other Affinion Parties):

(a) by mutual written consent of Intermediate Parent and the Company;

(b) by either Intermediate Parent or the Company:

(i) if the Merger shall not have been consummated on or before the 90th day after the date hereof (the “Outside Date”); provided that neither such Party shall have the right to terminate this Agreement pursuant to this Section 5.1(b)(i) if any action of such Party or any member of its Group or failure of such Party or any member of its Group to perform or comply with the covenants and agreements of such Party or its Subsidiaries set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date and such action or failure to perform constitutes a breach of this Agreement; provided further, that if as of the Outside Date, all of the conditions precedent to Closing other than the conditions set forth in Sections 4.1(c), 4.1(d) or 4.1(e) (and other than those conditions that by their terms are to be satisfied at the Closing or on the Closing Date) shall have been satisfied as of the Outside Date, then either Intermediate Parent or the Company may unilaterally extend the Outside Date for ninety days upon written notice to the other by the 90th day after the date hereof, in which case the Outside Date shall be deemed for all purposes to be the 180th day after the date hereof;

(ii) if any court of competent jurisdiction or other Governmental Authority shall have issued a Judgment, or taken any other action restraining, enjoining or otherwise prohibiting any of the Transactions and such Judgment or other action shall have become final and nonappealable;

(iii) if the Company’s Stockholder Approval shall not have been obtained within two hours after the execution of this Agreement in accordance with applicable Law and the Company’s certificate of incorporation and bylaws; or

(iv) if any Governmental Authority whose consent or approval is required pursuant to Section 4.1(c), 4.1(d) or 4.1(e) shall have given a final, non-appealable notice that such consent or approval shall be withheld or denied.

(c) by the Company if any of the Affinion Parties shall have violated, breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which violation, breach or failure to perform (A) would result in the failure of a condition set forth in Sections 4.1 or 4.2 and (B) is not cured within ten days after the delivery of written notice by the Company to Intermediate Parent, stating the Company’s intention to terminate this Agreement pursuant to this Section 5.1(c) and the basis for such termination.

(d) by Intermediate Parent if the Company or any of its Subsidiaries shall have violated, breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which violation, breach or failure to perform (A) would result in the failure of a condition set forth in Sections 4.1 or 4.3 and (B) is not cured within ten days after the delivery of written notice by Intermediate Parent to the Company, stating Intermediate Parent’s intention to terminate this Agreement pursuant to this Section 5.1(d) and the basis for such termination.

5.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any of the Parties, except that the Confidentiality Agreement and the provisions of Section 2.24 (Brokers), Section 3.4 (Publicity), Section 3.5(b) (Access to Information; Confidentiality), Section 3.11 (Limitation on Remedies), this Section 5.2, Section 5.3 (Fees and Expenses), Section 5.4 (Amendment or Supplement), Section 5.5 (Extension of Time; Waiver) and Article VII (General Provisions) of this Agreement shall survive the termination hereof; provided, that (i) none the Parties shall be released from any liabilities or damages (which Intermediate Parent and the Company acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by a Party or a Party’s stockholders, taking into consideration relevant matters, including other combination opportunities and the time value of money) arising out of a material breach of any covenant or agreement set forth in this Agreement, and (ii) notwithstanding the foregoing or anything else to the contrary set forth in this Agreement, no Liability for a breach, untruth or inaccuracy of a representation or warranty due to a change in circumstances after the date hereof shall survive termination of this Agreement.

5.3 Fees and Expenses. If this Agreement is terminated pursuant to this Article V, all fees and expenses incurred in connection with this Agreement, the Merger and the Transactions shall be paid by the Party incurring such fees or expenses. Immediately prior to the Closing, each Party shall pay its own fees and expenses incurred in connection with this Agreement, the Merger and the Transactions and, to the extent not so paid, such fees and expenses shall be paid following the Closing Date by Intermediate Parent.

5.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective boards of directors at any time prior to the Effective Time, whether before or after the Company’s Stockholder Approval has been obtained; provided, however, that after the Company’s Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Company and Intermediate Parent (on behalf of itself and the other Affinion Parties).

5.5 Extension of Time; Waiver. At any time prior to the Effective Time, the Company or Intermediate Parent (on behalf of itself and the other Affinion Parties) may, by action taken or authorized by either or both of their respective boards of directors, as applicable, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of, in the case of the Company, the Affinion Parties, and in the case of Intermediate Parent, the Company, (b) waive any inaccuracies in the representations and warranties set forth in (i) this agreement, of, in the case of the Company, the Affinion Parties, and in the case of Intermediate Parent, the Company, or (ii) any document delivered pursuant hereto, of, in the case of the Company, any member of Intermediate Parent’s Group, and in the case of Intermediate Parent, any member of the Company’s Group or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of, in the case of the Company, the Affinion Parties, and in the case of Intermediate Parent, the Company contained herein; provided, however, that after the Company’s Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be unenforceable against such Party unless set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VI

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“409A Authorities” shall have the meaning set forth in Section 2.16(g).

“Actions” shall mean, collectively, claims, controversies, investigations, litigations, administrative proceedings, formal or informal regulatory inquiries, suits or other proceedings.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

“Affinion Parties” shall have the meaning set forth in the Preamble hereto.

“Affinity Partners” means a Person to whose customers a member of a Principal Entity’s Group has the right to market or to sell products or services.

“AI AGI Programs” shall have the meaning set forth in Section 2.6(c).

“AGI Marketing Materials” shall have the meaning set forth in Section 2.6(c).

“AGI Programs” shall have the meaning set forth in Section 2.6(c).

“Agreement” shall have the meaning set forth in the Preamble hereto.

“AI Operations” shall have the meaning set forth in Section 2.6(c).

“AI Programs” shall have the meaning set forth in Section 2.6(c).

“Ancillary Documents” shall mean, collectively, the agreements and other documents set forth on Section 6(a) of Parent’s Disclosure Letter.

“Apollo” shall mean investment funds managed by Apollo Management V, L.P., Apollo Global Management, LLC or their respective Affiliates.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, foreign antitrust Laws, foreign investment Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Associated Parties” shall have the meaning set forth in Section 7.14.

“Audited Financial Statements” shall have the meaning set forth in Section 2.7(b).

“Base Balance Sheet” shall have the meaning set forth in Section 2.7(b).

“Benefit Plan” shall have the meaning set forth in Section 2.16(a).

“Books and Records” shall have the meaning set forth in Section 2.7(b).

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executed order to be closed.

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Certificates” shall have the meaning set forth in Section 1.8(a).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“COBRA” shall have the meaning set forth in Section 2.16(e).

“Code” shall have the meaning set forth in the Recitals hereto.

“Common Ratio” shall mean the quotient of (i) the Conversion Balance divided by (ii) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (after giving effect to the conversion of all outstanding shares of Company Preferred Stock to Company Common Stock).

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Common Stock” shall have the meaning set forth in the Recitals hereto.

“Company Equity Plans” shall mean the Webloyalty.Com, Inc. Incentive Stock Option Plan, the Webloyalty.Com, Inc. Non-Qualified Stock Option Plan and the Webloyalty Holdings, Inc. 2005 Equity Award Plan.

“Company Preferred Stock” shall have the meaning set forth in Section 1.6(f).

“Company Warrants” shall have the meaning set forth in the Recitals hereto.

“Confidentiality Agreement” shall have the meaning set forth in Section 3.5(b).

“Contract” shall have the meaning set forth in Section 2.3(b).

“control” (including the terms “controlled,” “controlled by” and “under common control with”) other than as used in reference to Insurance Laws shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

“Conversion Balance” shall mean 26,844,383 minus the sum of (i) the number of shares of Parent Common Stock issuable upon exercise of Parent Options issued in exchange for Rollover Options pursuant to Section 1.6(b), (iii) the number of shares of Parent Common Stock issuable upon exercise of Parent Warrants issued in exchange for Company Warrants pursuant to Section 1.6(c) and (iv) the number of shares of Parent Common Stock which will be issued upon the vesting of Converted Restricted Share Awards issued in exchange for Restricted Share Awards pursuant to Section 1.6(d), in each case, notwithstanding any terms of such option, warrant or restricted share award, respectively, that would prevent such issuance, if Parent Common Stock were issued therefor immediately following the Effective Time.

“Converted Restricted Stock Awards” shall have the meaning set forth in Section 1.6(d).

“Copyrights” shall mean the following: (i) copyright rights in any work subject to the copyright laws of the United States or any other country and (ii) registrations and applications for registration of any such Copyright in the United States or any other country.

“Customer” shall have the meaning set forth in Section 2.12(a).

“Data Room” shall mean, (a) with respect to the Company, the electronic data room populated for the performance of due diligence related to the Merger, hosted by Intralinks and (b) with respect to any Affinion Party, the electronic data room populated for the performance of due diligence related to the Merger, hosted by Merrill Datasite, each with the documents set forth therein on the date that is three Business Days prior to the date hereof.

“Delaware Secretary of State” shall have the meaning set forth in Section 1.3.

“DGCL” shall have the meaning set forth in Section 1.1.

“Disclosure Letter” shall have the meaning set forth in Article II.

“Dissenting Shares” shall have the meaning set forth in Section 1.7.

“DOL” shall have the meaning set forth in Section 2.16(c)(ii).

“DOJ” shall have the meaning set forth in Section 3.3(b).

“Effective Time” shall have the meaning set forth in Section 1.3.

“Environmental Laws” shall have the meaning set forth in Section 2.10(a).

“Environmental Permits” shall have the meaning set forth in Section 2.10(a).

“ERISA” shall have the meaning set forth in Section 2.16(a).

“Exchange Ratio” shall mean 0.30870.

“Financial Statements” shall have the meaning set forth in Section 2.7(b).

“Foreign Plan” shall have meaning set forth in Section 2.16(i).

“FSA” shall have the meaning set forth in Section 2.4.

“FSA Regulated Entity” shall mean collectively, Affinion International Limited, a private company limited by shares incorporated in England and Wales, with registered number 01008797, and an indirect wholly-owned Subsidiary of the Company.

“FSMA” shall have the meaning set forth in Section 2.4.

“FTC” shall have the meaning set forth in Section 3.3(b).

“Fundamental Representations and Warranties” shall mean the representations and warranties set forth in Sections 2.1, 2.2, 2.5 (excluding the last sentence of Section 2.5(a) and the last sentence of Section 2.5(c)) and 2.18.

“GAAP” shall mean generally accepted accounting principles, consistently applied, as applicable for the relevant entity for which accounts are being prepared on the basis of the jurisdiction in which such entity was incorporated, organized or formed and registered.

“General Atlantic” shall mean investment funds managed by General Atlantic LLC or its Affiliates.

“Governmental Authorities” shall mean, collectively, any federal, state, local or foreign, governmental or quasi-governmental entity or municipality or subdivision thereof, any authority, department, commission, board, bureau, agency, court, tribunal or instrumentality, any arbitral body or any applicable self-regulatory organization.

“Group” shall mean, with respect to the Company, the Company and all of its Subsidiaries, and with respect to any Affinion Party, Parent and all of its Subsidiaries.

“HSR Act” shall have the meaning set forth in the Recitals hereto.

“Inbound License” shall mean a Contract (other than a Contract licensing or sublicensing Standard Software) pursuant to which a Person licenses or sublicenses Intellectual Property from a third party.

“Indebtedness” shall mean, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services outside the Ordinary Course, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar debt instruments, (d) all indebtedness created by or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person outside the Ordinary Course (even if the rights and remedies of the lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person under bankers’ acceptance, letter of credit or similar arrangements, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) obligations of such Person upon which interest charges are customarily paid, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed by such Person through an agreement (I) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, or (II) otherwise to guarantee a creditor against loss, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Insurance Commissioner” shall have the meaning set forth in the Recitals hereto.

“Insurance Laws” shall mean all applicable requirements relating to the sale, issuance, marketing, advertising and administration of insurance products, motor club memberships and service contracts or extended warranties (including licensing and appointments) and all Laws regulating the business and products of insurance, motor club memberships and service contracts or extended warranties and all applicable orders and directives of insurance regulatory authorities or other Governmental Authorities regulating motor club memberships, service contracts or extended warranties.

“Intellectual Property” means all intellectual property and proprietary rights of any kind, including Patents, Trademarks, Copyrights and Trade Secrets.

“Intended Tax Treatment” shall have the meaning set forth in Section 3.8.

“Interim Financial Statements” shall have the meaning set forth in Section 2.7(b).

“Intermediate Parent” shall have the meaning set forth in the Preamble hereto.

“IP” shall mean, with respect to any Person, Intellectual Property that is: (A) owned by such Person or its Subsidiaries; or (B) used by such Person or its Subsidiaries to conduct their respective businesses as currently being conducted.

“IRS” shall have the meaning set forth in Section 2.16(c)(ii).

“IT Assets” shall mean a Person’s computers, Software, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Judgments” shall mean, collectively, judgments, , orders, injunctions, decrees, rulings, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Authority, or by settlement or agreement, arbitration or otherwise).

“knowledge” of Intermediate Parent or the Company, shall mean the actual knowledge of the individuals listed on Section 6(k) of its Disclosure Letter.

“Labor Disruption” shall have the meaning set forth in Section 2.15(e).

“Laws” shall mean, collectively, laws, codes, statutes, regulations, requirements, variances, writs, ordinances of any Governmental Authority or Judgments.

“Leased Real Property” shall have the meaning set forth in Section 2.11(c).

“Liability” shall mean, individually, direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense or obligation of any nature, whether accrued or unaccrued, absolute or contingent, matured or unmatured, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Lien” shall mean any security, mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, assignment, conditional sale agreement, title retention agreement, lease, sublease, easement, license, right-of-way, restriction, or right of first refusal, preemptive right or other restriction on transfer of any kind (including any restriction on transfer of any asset), whether written or oral, or any financing lease involving substantially the same economic effect as any of the foregoing.

“Listed IP” shall have the meaning set forth in Section 2.19(a).

“Marketing Materials” shall mean the AGI Marketing Materials and the WL Marketing Materials, as applicable.

“Material Adverse Effect” shall mean a change or event that has a material adverse effect on (i) the business, financial condition or results of operations of Parent or the Company, as applicable, and its respective Subsidiaries, taken as a whole or (ii) the ability of any such Person to consummate the Transactions, except any such effect arising out of, resulting from or attributable to any of the following: (A) a general change or development in the economy, market (including the capital, financial, credit or securities markets) or political environment, (B) a general change or development in any of the industries in which such Person operates (it being understood that, the industry in which the Company operates is the online membership subscription program industry, and the industry in which Intermediate Parent operates is the offline loyalty, membership and insurance industry), (C) a change or proposed change in Law or the interpretation thereof affecting such industries, but only to the extent it does not affect such Person disproportionately to other companies in such industries, (D) a change or proposed change in GAAP or the interpretation thereof , (E) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, any other acts of war (whether declared or undeclared), sabotage, military action or any escalation or worsening thereof, earthquakes or similar catastrophes, or the occurrence of any other calamity or crisis, including an act of terrorism, (F) the announcement, pendency or consummation of the Transactions, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, including any loss of or change in the relationship with employees, customers, partners, Affinity Partners, licensees, licensors, suppliers or other persons having business relationships with such Person, (G) any action taken pursuant to this Agreement or at the express request of the other Principal Party or any member of its Group, (H) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to the terms of this definition), (I) any of the cases or investigations set forth on Section 2.18 of its Disclosure Letter, or (J) any of the matters, facts or circumstances described on Section 6(m) of its Disclosure Letter.

“Material Contracts” shall have the meaning set forth in Section 2.13(a).

“Material Permits” shall have the meaning set forth in Section 2.9(a).

“Material Real Property” shall have the meaning set forth in Section 2.11(a).

“Materials of Environmental Concern” shall have the meaning set forth in Section 2.10(a).

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 1.8(b).

“Merger Holdings” shall have the meaning set forth in the Preamble hereto.

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Multiemployer Plan” shall have the meaning set forth in Section 2.16(b).

“Non-fundamental Representations and Warranties” shall mean the representations and warranties set forth in Article II (other than the Fundamental Representations and Warranties).

“Non-U.S. WL Marketing Materials” shall have the meaning set forth in Section 2.6(b).

“Ordinary Course” shall mean in the ordinary course of business, consistent with past practice.

“Outbound License” shall mean a Contract pursuant to which a Person licenses or sublicenses Intellectual Property to a third party.

“Outside Date” shall have the meaning set forth in Section 5.1(b)(i).

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Common Stock” shall have the meaning set forth in the Recitals hereto.

“Parent Option” shall have the meaning set forth in Section 1.6(b).

“Parent Preferred Stock” shall have the meaning set forth in Section 2.5(b).

“Parent Restricted Share Award” shall have the meaning set forth in Section 2.5(b).

“Parent Warrant” shall have the meaning set forth in Section 1.6(c).

“Party” shall have the meaning set forth in the Preamble hereto.

“Patents” shall mean the following: (i) patents of the United States or the equivalent thereof in any other country; (ii) applications for patents of the United States or the equivalent thereof in any other country; and (iii) provisionals, reissues, extensions, continuations, divisions, continuations-in-part, reexaminations or revisions thereof, and the inventions disclosed or claimed therein, including the right to make, use, import and/or sell the inventions disclosed or claimed therein.

“Permits” means, collectively, permits, licenses, validations, franchises, consents and other authorizations or approvals, waivers, concessions, exemptions, orders, registrations, notices or other authorizations.

“Permitted Liens” shall mean: (i) in the case of Intermediate Parent, those Liens set forth on or granted pursuant to the financing Contracts listed on Section 2.7(d) of Parent’s Disclosure Letter; (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course and liens for Taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings; (iii) imperfections of title or encumbrances, if any, that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the Company’s, Intermediate Parent’s or any of their respective Subsidiaries’ assets in the conduct of its business as presently conducted; (iv) easements, covenants, rights-of-way and other similar restrictions of record; (v) any conditions that may be shown by a current, accurate survey or physical inspection of any real property made prior to Closing; (vi) (A) zoning, building and other similar restrictions, (B) Liens that have been placed by any developer, landlord or other third party on property over which the Company or Intermediate Parent has easement rights and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions; and (vii) Liens in connection with letters of credit or surety bonds issued or provided in the Ordinary Course.

“Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.

“Portfolio Company” shall mean, any Person, in which, in the case of the Company, General Atlantic, and in the case of any of the Affinion Parties, Apollo, owns more than 50% of the outstanding voting or economic equity interests or controls the management (through contract or otherwise).

“Portfolio Company Arrangements” shall have the meaning set forth in Section 2.23(a).

“Principal Entity” shall mean either the Company or Intermediate Parent.

“Programs” shall mean the AGI Programs and the WL Programs, as applicable.

“Qualifying SEC Documents” shall mean the SEC Documents filed with the SEC at least five Business Days prior to the date hereof but excluding, in each case, any forward-looking statements or risk factor disclosure contained therein.

“Related Party” shall mean (i) with respect to the Company, any Affiliate of the Company other than any member of its Group and, with respect to Intermediate Parent, any Affiliate of Parent other than any member of its Group; and (ii) any spouse, parents, children and siblings of a Person described in clause (i); or (iii) any other Person who holds, individually or together with any Affiliate of such other Person and any spouse, parents, children and siblings of such Person, more than five percent of the outstanding equity or ownership interests of such specified Person.

“Restricted Share Award” shall have the meaning set forth in the Recitals hereto.

“Rollover Option” shall have the meaning set forth in the Recitals hereto.

“SEC Documents” shall have the meaning set forth in Section 2.7(a).

“Significant Affinity Partner” shall have the meaning set forth in Section 2.12(a).

“Significant Customer” shall have the meaning set forth in Section 2.12(a).

“Significant Supplier” shall have the meaning set forth in Section 2.12(a).

“Software” means computer programs, applications, interfaces, operating systems or embedded software programs or applications, including source code, object code, firmware, middleware, development tools, test suites, files, records and data, processes, scripts, routines used to process data, web sites (including related computer code and content), media on which any of the foregoing is recorded, improvements, modifications, enhancements, versions and releases relating thereto, and all documentation related to any of the foregoing, irrespective of the media on which it is recorded.

“Standard Software” shall mean Software licensed under non-exclusive software licenses granted to end-user customers by third parties pursuant to standard end user license agreements, such as “shrink wrap” or “click through” licenses.

“Stockholder Approval” shall have the meaning set forth in Section 2.2(c).

“Stockholders Agreement” shall mean that certain Stockholders Agreement, by and among Parent, Affinion Group Holdings, LLC, GAPCO GmbH & Co. KG, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP-W, LLC, GapStar, LLC, General Atlantic Partners 79, L.P., Richard Fernandes, the Fernandes Family Trust A dated June 25, 1999, Vincent D’Agostino and the D’Agostino Family Trust A dated 4/8/99, in the form attached hereto as Exhibit G.

“Subsidiary” shall mean, with respect to any Person, any other Person (a) of which stock or other equity interests (i) having ordinary voting power to elect more than 50% of the board of directors or other governing body or (ii) representing greater than a 50% economic ownership interest are owned, directly or indirectly, by such first Person or (b) with respect to which such first Person controls the management (through contract or otherwise).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Surviving Corporation Common Stock” shall have the meaning set forth in Section 1.6(g).

“Takeover Laws” shall have the meaning set forth in Section 3.7.

“Tax” shall mean any and all Federal, state, local, foreign and other net income, gross income, gross receipts, transaction, hotel occupancy, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, unclaimed property remittance/escheat, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Title IV Plan” shall have the meaning set forth in Section 2.16(b).

“Trademarks” shall mean the following: (i) trademarks, service marks, logos, corporate/business names, and trade dress; and (ii) all registrations and applications thereof in the United States or in any other country.

“Trade Secrets” shall mean U.S. and foreign trade secrets, proprietary know-how and other confidential and proprietary information, including financial information, marketing information, customer and vendor lists, technical information, data, process technology, plans, drawings, in each case, that derive value (economic, strategic or otherwise) from not being generally known to and/or readily ascertainable by any other Person.

“Transactions” shall have the meaning set forth in Section 1.4.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“U.S. WL Marketing Materials” shall have the meaning set forth in Section 2.6(b).

“WARN Act” shall have the meaning set forth in Section 2.15(g).

“Welfare Plan” shall have the meaning set forth in Section 2.16(e).

“WL Marketing Materials” shall have the meaning set forth in Section 2.6(b).

“WL Post Enrollment Pages” shall have the meaning set forth in Section 2.6(b).

“WL Programs” shall have the meaning set forth in Section 2.6(b).

“WL Stockholder Agreement” shall mean that certain Stockholders Agreement, dated as of May 12, 2005, by and among the Company, GAPCO GmbH & Co. KG, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP-W, LLC, GapStar, LLC, General Atlantic Partners 79, L.P. and the other parties thereto.

ARTICLE VII

MISCELLANEOUS

7.1 Treatment of Parent. Solely for the purposes of this Article VII, references to a “Party” or the “Parties” shall include Parent.

7.2 Nonsurvival. Except for the covenants and agreements set forth in Sections 1.8, 3.12 and this Section 7.2, which shall survive the Effective Time, none of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time (other than the Ancillary Documents which by the terms are effective as of the Effective Time) and, if the Closing occurs, no Party or any other Person shall have any liability in respect thereof, whether such liability has accrued prior to, at or after the Effective Time. Each Party agrees that after the Effective Time, it shall not have any right to make any claim for breach of this Agreement, except with respect to Sections 1.8, 3.12 and this Section 7.2. In furtherance of the foregoing, except with respect to Sections 1.8, 3.12 and this Section 7.2, each Party hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action, obligations or liabilities arising out of a breach of this Agreement or any instrument delivered pursuant to this Agreement (other than the Ancillary Documents which by the terms are effective as of the Effective Time).

7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered (i) personally, (ii) by electronic mail sent with a request for delivery receipt, upon written or electronic confirmation of delivery, or (iii) by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)	if to any of the Affinion Parties or the Surviving Corporation, to:

Affinion Group Holdings, Inc.

6 High Ridge Park

Stamford, CT 06905

Attention: Leonard P. Ciriello

Facsimile: (203) 956-1021

Email: lciriello@affiniongroup.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Adam K. Weinstein

Facsimile: 212-872-1002

Email: aweinstein@akingump.com

(b)	if to Company, to:

Webloyalty Holdings, Inc.

101 Merritt 7, Fourth Floor

Norwalk, CT 06851

Attention: Sloane Levy

Facsimile: 203-847-3297

Email: sloane.levy@webloyalty.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Matthew W. Abbott

Facsimile: 212-757-3990

Email: mabbott@paulweiss.com

7.4 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

7.5 Entire Agreement. This Agreement (including the Exhibits hereto), each Principal Entity’s Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

7.6 Parties in Interest. Except as provided in Section 7.14, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

7.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

7.8 Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other Party or its successors or assigns shall be brought and determined in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

7.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub may assign any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

7.10 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

7.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

7.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

7.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

7.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any of the Company’s, the Affinion Parties’, Apollo’s or General Atlantic’s former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such (collectively, the “Associated Parties”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Associated Parties, as such, for any obligation or liability of the Company, any Affinion Party, Apollo or General Atlantic under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 7.14 shall relieve or otherwise limit the liability of any Party, as such, for any breach or violation of its obligations under such agreements, documents or instruments.

7.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

7.16 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

7.17 No Presumption Against Drafting Party. Each of the Parties acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

INTERMEDIATE PARENT

AFFINION GROUP, INC.

By:	/s/ Nathaniel Lipman
Name: Nathaniel Lipman
Title: Chief Executive Officer

Solely with respect to Section 1.8 and Article VII

PARENT

AFFINION GROUP HOLDINGS, INC.

By:	/s/ Nathaniel Lipman
Name: Nathaniel Lipman
Title: Chief Executive Officer

MERGER HOLDINGS

PARKER HOLDINGS, LLC

By:	AFFINION GROUP, LLC, as Sole Member

By:	AFFINION GROUP, INC., its Sole Member

By:	/s/ Nathaniel Lipman
Name: Nathaniel Lipman
Title: Chief Executive Officer

MERGER SUB

PARKER MERGER SUB, INC.

By:	/s/ Nathaniel Lipman
Name: Nathaniel Lipman
Title: President and Chief Executive Officer

[Merger Agreement Signature Page]

COMPANY

WEBLOYALTY HOLDINGS, INC.

By:	/s/ Richard Fernandes
Name: Richard Fernandes
Title: CEO

[Merger Agreement Signature Page]

SUPPLEMENTAL LIST BRIEFLY IDENTIFYING CONTENTS

OF OMITTED SCHEDULES TO THE

AGREEMENT AND PLAN OF MERGER

Among

AFFINION GROUP HOLDINGS, INC.,

AFFINION GROUP, INC.,

PARKER HOLDINGS, LLC,

PARKER MERGER SUB, INC.

and

WEBLOYALTY HOLDINGS, INC.

JANUARY 14, 2011

AFFINION DISCLOSURE SCHEDULES

Schedule	Identification of Schedules

2.1(b)	Due Organization

2.3(b)	No Conflicts; Third Party Consents

2.5(c)	Capitalization; Subsidiaries

2.5(e)	Capitalization; Subsidiaries

2.5(f)	Capitalization; Subsidiaries

2.8(a)	Bank Accounts

2.8(b)	Bank Accounts

2.9(a)	Permits

2.9(b)(i)	Permits

2.11(c)	Assets

2.12(a)	Affinity Partners, Significant Customers and Significant Suppliers

2.12(b)	Affinity Partners, Significant Customers and Significant Suppliers

2.13(a)	Material Contracts and Commitments

2.14(a)	Insurance

2.14(c)	Insurance

2.15(h)	Labor Matters

2.16(a)	Employee Benefit Plans

2.16(e)	Employee Benefit Plans

2.16(f)	Employee Benefit Plans

2.18	Litigation

2.22	Absence of Changes

2.23(a)	Affiliate Interests

3.1	Conduct of Business

1

4.2(e)	Ancillary Documents to be Delivered Prior to Closing

6(a)	Definition of “Ancillary Documents”

6(k)	Definition of “Knowledge”

WEBLOYALTY DISCLOSURE SCHEDULES

Schedule	Identification of Schedules

2.1(b)	Due Organization, etc.

2.3(b)	No Conflicts; Third Party Consents

2.4	Government Consents

2.5(a)	Capitalization; Subsidiaries

2.5(c)	Capitalization; Subsidiaries

2.5(e)	Capitalization; Subsidiaries

2.5(f)	Capitalization; Subsidiaries

2.7(d)	Financial Statements

2.8	Bank Accounts

2.9(a)	Permits

2.9(b)	Permits

2.11(a)	Assets

2.11(c)	Assets

2.12(a)	Significant Affinity Partners, Significant Customers and Significant Suppliers

2.12(b)	Affinity Partners, Significant Customers and Significant Suppliers

2.13(a)	Material Contracts and Commitments

2.14(a)	Insurance

2.14(b)	Insurance

2

2.15(a)(i)	Labor Matters

2.15(f)(i)	Labor Matters

2.15(h)	Labor Matters

2.16(a)	Employee Benefits Plan

2.16(e)	Employee Benefits Plan

2.16(f)	Employee Benefits Plan

2.16(i)	Employee Benefits Plan

2.17(a)	Compliance with Law

2.17(c)	Compliance with Law

2.17(e)	Compliance with Law

2.17(f)	Compliance with Law

2.17(g)	Compliance with Law

2.18(a)	Litigation

2.19(b)	Intellectual Property

2.19(d)	Intellectual Property

2.19(f)	Intellectual Property

2.19(g)	Intellectual Property

2.21(d)	Taxes

2.21(e)	Taxes

2.22	Absence of Changes

2.23(a)	Affiliate Interests

3.1(b)	Conduct of Business

3.9	Indebtedness

3.10	Certain Company Stockholders

3

3.12(a)	US Severance Policy

3.12(b)	2010 Bonuses

4.3(d)(i)	Ancillary Documents—Company Signatories

4.3(d)(ii)(A)	Ancillary Documents—Company Signatories

4.3(d)(ii)(B)	WL Stockholder Agreement Amendment Terms

6(k)	Knowledge

6(m)	Material Adverse Effect Exclusions

4